[CIMA LOGO]

--------------------------------------------------------------------------------

2,950,000 SHARES
COMMON STOCK
--------------------------------------------------------------------------------

This is a public offering of common stock of CIMA LABS INC. We are offering 2,950,000 shares of common stock.

Our common stock trades on the Nasdaq National Market under the symbol "CIMA." On November 1, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $52.38 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                      UNDERWRITING
                                               PRICE                  DISCOUNTS AND         PROCEEDS TO
                                               TO PUBLIC              COMMISSION            CIMA LABS
Per Share                                      $50.00                 $3.00                 $47.00
Total                                          $147,500,000           $8,850,000            $138,650,000

The underwriters may also purchase up to 247,500 additional shares from us and 195,000 shares from selling stockholders at the public offering price to cover over-allotments.

DEUTSCHE BANC ALEX. BROWN
                                    SG COWEN
                                                           FAHNESTOCK & CO. INC.

THE DATE OF THIS PROSPECTUS IS NOVEMBER 1, 2000

                                    SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision.

     We develop and manufacture fast dissolve and enhanced-absorption oral drug delivery systems. OraSolv and DuraSolv, our proprietary fast dissolve technologies, are oral dosage forms that dissolve quickly in the mouth without chewing or water. We currently manufacture and package six commercial products incorporating our proprietary fast dissolve technologies. These products include four formulations of Triaminic Softchews for Novartis, Tempra FirsTabs for Bristol-Myers Squibb and Zomig Rapimelt for AstraZeneca. The FDA is currently reviewing submissions for approval of three additional products that we are developing for our pharmaceutical company partners. The products currently under review by the FDA are loratadine for American Home Products, Zomig Rapimelt for AstraZeneca and Remeron SolTab for N.V. Organon.

     We believe that the attributes of our OraSolv and DuraSolv fast dissolve technologies may enable consumers in certain age groups or with limited ability to swallow conventional tablets to receive medication in an oral dosage form that is more convenient than traditional tablet-based oral dosages. Both OraSolv and DuraSolv technologies are capable of incorporating taste masked active drug ingredients into tablets that have the following potential benefits:

     - ease of administration;

     - improved dosing compliance; and

     - increased dosage accuracy compared to liquid formulations.

     We generate revenue from net sales of products we manufacture for pharmaceutical companies using our proprietary fast dissolve technologies, product development fees and licensing revenues for development activities we conduct through collaborative agreements with pharmaceutical companies, and royalties on the sales of products we manufacture, which are sold by pharmaceutical companies under licenses from us.

     Our proprietary technologies enable our pharmaceutical company partners to differentiate their products from competing products. In addition to providing a competitive advantage in the marketplace, our proprietary technologies also may enable our pharmaceutical company partners to extend the product life cycles of their patented drug compounds beyond existing patent expiration dates. Our technologies may also provide benefits to the healthcare system more generally. For example, improved compliance can enhance therapeutic outcomes and potentially reduce overall costs. We currently have collaborative agreements with American Home Products, AstraZeneca, Bristol-Myers Squibb, N.V. Organon, Novartis and Schwarz Pharma.

     In addition to our proprietary OraSolv and DuraSolv fast dissolve technologies, we are developing several new drug delivery technologies. Our OraSolv SR technology adds sustained release properties to the fast dissolve and taste masking attributes of our OraSolv technology. We also are developing new OraVescent drug delivery technologies that include OraVescent SL for drug delivery under the tongue and OraVescent BL for drug delivery between the gum and the cheek. An additional technology, OraVescent SS, is designed for site-specific administration, which may allow for an active drug ingredient to be transported to a specific part of the gastrointestinal tract where it is released for absorption. We designed the OraVescent technologies to improve the transport of poorly absorbed active drugs across mucosal membranes in the oral cavity or the gastrointestinal tract.

                                  THE OFFERING

Common stock offered by CIMA....   2,950,000 shares
Common stock to be outstanding
  upon completion of this
  offering......................   13,901,024 shares
Use of proceeds.................   Expansion of our production capabilities and
                                   facilities, drug delivery technology
                                   development, working capital, general
                                   corporate purposes and possible future
                                   acquisitions.
Nasdaq National Market symbol...   CIMA

     The number of shares of common stock to be outstanding upon completion of this offering is based on the number of shares outstanding as of September 30, 2000 and excludes:

     - 1,849,163 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $10.74 per share; and

     - 250,147 shares of common stock available for issuance under our stock plans.
                               ------------------

     Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

     We were incorporated in Delaware in 1986. Our executive offices are located at 10000 Valley View Road, Eden Prairie, Minnesota 55344-9361. Our telephone number is (952) 947-8700 and our web site is www.cimalabs.com. The information on our website is not incorporated into and is not intended to be a part of this prospectus.

     CIMA and the CIMA logo are trademarks of CIMA. All other trademarks used in this prospectus are the property of their respective owners. We have registered "CIMA(R)," "CIMA LABS INC.(R)," and "OraSolv(R)" as trademarks with the U.S. Patent and Trademark Office. We also use the trademarks "OraSolv SR(TM)," "DuraSolv(TM)," "PakSolv(TM)," "OraVescent SL/BL(TM)" and "OraVescent SS(TM)." "Triaminic(R)" and "Softchews(R)" are trademarks of Novartis. "Zomig(R)" and "Rapimelt(TM)" are trademarks of AstraZeneca. "Remeron(R)" and "Remeron SolTab(TM)" are trademarks of N.V. Organon. "Tempra(R)" is a registered trademark of a Canadian affiliate of Bristol-Myers Squibb. "FirsTabs(TM)" is a trademark of Bristol-Myers Squibb.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               Six Months Ended
                                             Year Ended December 31,               June 30,
                                          ------------------------------   -------------------------
                                            1997       1998       1999       1999          2000
                                          --------   --------   --------   --------   --------------
                                                                                  (unaudited)
STATEMENT OF OPERATIONS DATA:
Revenues:
    Net sales..........................   $  2,628   $  1,097   $  4,839   $  1,434      $  6,097
    Product development fees and
      licensing........................      2,282      6,141      7,818      3,383         4,391
    Royalties..........................         --        374        735        194           979
                                          --------   --------   --------   --------      --------
Total revenues.........................      4,910      7,612     13,392      5,011        11,467
                                          --------   --------   --------   --------      --------
Operating expenses:
    Cost of goods sold.................      4,376      4,476      7,546      2,968         6,725
    Research and product development...      3,364      3,307      4,388      1,827         2,217
    Selling, general and
      administrative...................      3,487      3,138      2,836      1,444         1,849
                                          --------   --------   --------   --------      --------
Total operating expenses...............     11,227     10,921     14,770      6,239        10,791
                                          --------   --------   --------   --------      --------
Other income, net......................        479        122        116         44           266
                                          --------   --------   --------   --------      --------
Income (loss) before cumulative effect
  of a change in accounting
  principle............................     (5,838)    (3,187)    (1,262)    (1,184)          942
Cumulative effect of a change in
  accounting principle, net of income
  taxes................................         --         --         --         --          (799)
                                          --------   --------   --------   --------      --------
Net income (loss)......................   $ (5,838)  $ (3,187)  $ (1,262)  $ (1,184)     $    143
                                          ========   ========   ========   ========      ========
Net income (loss) per share:
  Basic
    Net income (loss) per share before
      cumulative effect of a change in
      accounting principle.............   $   (.61)  $   (.33)  $   (.13)  $   (.12)     $    .09
    Net loss per share from cumulative
      effect of a change in accounting
      principle........................         --         --         --         --          (.08)
                                          --------   --------   --------   --------      --------
  Net income (loss) per basic share....   $   (.61)  $   (.33)  $   (.13)  $   (.12)     $    .01
                                          ========   ========   ========   ========      ========
  Diluted
    Net income (loss) per share before
      cumulative effect of a change in
      accounting principle.............   $   (.61)  $   (.33)  $   (.13)  $   (.12)     $    .08
    Net loss per share from cumulative
      effect of a change in accounting
      principle........................         --         --         --         --          (.07)
                                          --------   --------   --------   --------      --------
  Net income (loss) per diluted
    share..............................   $   (.61)  $   (.33)  $   (.13)  $   (.12)     $    .01
                                          ========   ========   ========   ========      ========
Weighted average shares outstanding:
  Basic................................      9,519      9,610      9,615      9,610        10,376
  Diluted..............................      9,519      9,610      9,615      9,610        11,393

                                                As of December 31,            As of June 30, 2000
                                          ------------------------------   -------------------------
                                            1997       1998       1999      Actual    As Adjusted(1)
                                          --------   --------   --------   --------   --------------
                                                                                  (unaudited)
BALANCE SHEET DATA:
  Cash and investments.................   $  4,423   $  2,723   $  2,481   $ 15,695      $153,945
  Total assets.........................     17,328     14,916     19,270     37,456       175,706
  Accumulated deficit..................    (41,527)   (44,715)   (45,977)   (45,834)      (45,834)
  Total stockholders' equity...........     15,837     12,656     11,574     31,647       169,898

------------
(1) The as adjusted column reflects the sale of 2,950,000 shares of our common stock in the public offering at a public offering price of $50.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. In any such case, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

                         RISKS RELATED TO OUR BUSINESS

THE LOSS OF ONE OF OUR MAJOR CUSTOMERS COULD REDUCE OUR REVENUES SIGNIFICANTLY.

     Revenues from AstraZeneca, N.V. Organon and Novartis together represented approximately 85% of our total revenues for the year ended December 31, 1999 and for the six months ended June 30, 2000. The loss of any one of these customers could cause our revenues to decrease significantly, resulting in losses from our operations. If we cannot broaden our customer base, we will continue to depend on a few customers for the majority of our revenues. We may be unable to negotiate favorable business terms with customers that represent a significant portion of our revenues. If we cannot, our revenues and gross profits may not grow as expected and may be insufficient to allow us to achieve sustained profitability.

WE RELY ON THIRD PARTIES TO MARKET, DISTRIBUTE AND SELL THE PRODUCTS INCORPORATING OUR DRUG DELIVERY TECHNOLOGIES AND THOSE THIRD PARTIES MAY NOT PERFORM.

     Our pharmaceutical company partners market and sell the products we develop and manufacture. If one or more of our pharmaceutical company partners fails to pursue the marketing of our products as planned, our revenues and gross profits may not reach our expectations, or may decline. We often cannot control the timing and other aspects of the development of products incorporating our technologies because our pharmaceutical company partners may have priorities that differ from ours. Therefore, our commercialization of products under development may be delayed unexpectedly. Because we incorporate our drug delivery technologies into the oral dosage forms of products marketed and sold by our pharmaceutical company partners, we do not have a direct marketing channel to consumers for our drug delivery technologies. The marketing organizations of our pharmaceutical company partners may be unsuccessful, or they may assign a low level of priority to the marketing of our products that is different from our priorities. Further, they may discontinue marketing the products that incorporate our drug delivery technologies. If marketing efforts for our products are not successful, our revenues may fail to grow as expected or may decline.

IF WE DO NOT ENTER INTO ADDITIONAL COLLABORATIVE AGREEMENTS WITH PHARMACEUTICAL COMPANIES, WE MAY NOT BE ABLE TO ACHIEVE SUSTAINED PROFITABILITY.

     We depend upon collaborative agreements with pharmaceutical companies to develop, test and obtain regulatory approval for, and commercialize oral dosage forms of, active pharmaceutical ingredients using our drug delivery technologies. The number of products that we successfully develop under these collaborative agreements will affect our revenues. If we do not enter into additional agreements in the future, or if our current or future agreements do not result in successful marketing of our products, our revenues and gross profits may be insufficient to allow us to achieve sustained profitability. We currently have collaborative agreements with American Home Products, AstraZeneca, Bristol-Myers Squibb, N.V. Organon, Novartis and Schwarz Pharma.

     We face additional risks related to our collaborative agreements, including the risks that:

     - any existing or future collaborative agreements may not result in additional commercial products;

     - additional commercial products that we may develop may not be successful;

     - we may not be able to meet the milestones established in our current or future collaborative agreements; and

     - we may not be able to successfully develop new drug delivery technologies that will be attractive in the future to potential pharmaceutical company partners.

IF WE CANNOT INCREASE OUR PRODUCTION CAPACITY, WE MAY BE UNABLE TO MEET EXPECTED DEMAND FOR OUR PRODUCTS AND WE MAY LOSE REVENUES.

     We must increase our production capacity to meet expected demand for our products. We currently have one production line and a second line is being developed. If we are unable to increase our production capacity as scheduled, we may be unable to meet expected demand for our products, we may lose revenues and we may not be able to maintain our relationships with our pharmaceutical company partners. Production lines in the pharmaceutical industry generally take 16 to 24 months to complete due to the long lead times required for precision production equipment to be manufactured and installed, as well as the required testing and validation process that must be completed once the equipment is installed. We expect our second production line to be operational in the second half of 2001, although we may experience difficulties that could delay our ability to increase our manufacturing capacity. We may not be able to increase our production capacity quickly enough to meet the requirements of our pharmaceutical company partners with whom we are developing our drug delivery technologies.

IF WE DO NOT PROPERLY MANAGE OUR GROWTH, WE MAY BE UNABLE TO SUSTAIN THE LEVEL OF REVENUES WE HAVE ATTAINED OR EFFECTIVELY PURSUE ADDITIONAL BUSINESS OPPORTUNITIES.

     Our revenues increased 129% from the six months ended June 30, 1999 to the six months ended June 30, 2000, placing significant strain on our management, administrative and operational resources. If we do not properly manage the growth we have recently experienced and expect in the future, our revenues may decline or we may be unable to pursue sources of additional revenues. To properly manage our growth, we must, among other things, implement additional and improve existing administrative, financial and operational systems, procedures and controls on a timely basis. We will also need to expand our finance, administrative and operations staff. We may not be able to complete the improvements to our systems, procedures and controls necessary to support our future operations in a timely manner. We may not be able to hire, train, integrate, retain, motivate and manage required personnel and may not be able to successfully identify, manage and pursue existing and potential market opportunities. Improving our systems and increasing our staff will increase our operating expenses. If we fail to generate additional revenue in excess of increased operating expenses in any fiscal period we may incur losses, or our losses may increase in that period.

IF WE CANNOT ATTRACT AND RETAIN KEY PERSONNEL ON WHICH WE DEPEND, WE MAY NOT BE ABLE TO EXECUTE OUR BUSINESS PLAN AS ANTICIPATED.

     During our operating history, we have assigned many key responsibilities within our company to a relatively small number of individuals. If we lose the services of John Siebert, our Chief Executive Officer, or John Hontz, our Chief Operating Officer, we may have difficulty executing our business plan in the manner we currently anticipate. The competition for qualified personnel is intense and the loss of services of key personnel could adversely affect our business. We have an employment agreement that runs to January 1, 2004 with Dr. Siebert and an employment agreement that runs to September 1, 2004 with Dr. Hontz. We do not maintain key person life insurance for any of our key personnel.

WE MAY EXPERIENCE SIGNIFICANT DELAYS IN EXPECTED PRODUCT RELEASES WHILE OUR PHARMACEUTICAL COMPANY PARTNERS SEEK REGULATORY APPROVALS FOR THE PRODUCTS WE DEVELOP AND, IF THEY ARE NOT SUCCESSFUL IN OBTAINING THE APPROVALS, WE MAY BE UNABLE TO ACHIEVE OUR ANTICIPATED REVENUES AND PROFITS.

     The federal government, principally the U.S. Food and Drug Administration, and state and local government agencies regulate all new pharmaceutical products, including our existing products and those under development. Our pharmaceutical company partners may experience significant delays in expected product releases while attempting to obtain regulatory approval for the products we develop. If they are not successful, our revenues and profitability may decline. We cannot control, and our pharmaceutical company partners cannot control, the timing of regulatory approval for the products we develop.

     Applicants for FDA approval often must submit extensive clinical data and supporting information to the FDA. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of a drug product. Changes in FDA approval policy during the development period, or changes in regulatory review for each submitted new drug application, also may cause delays or rejection of an approval. Even if the FDA approves a product, the approval may limit the uses or "indications" for which a product may be marketed, or may require further studies. The FDA also can withdraw product clearances and approvals for failure to comply with regulatory requirements or if unforeseen problems follow initial marketing.

     Manufacturers of drugs also must comply with applicable good manufacturing practices requirements. If we cannot comply with applicable good manufacturing practices, we may be required to suspend the production and sale of our products, which would reduce our revenues and gross profits. We may not be able to comply with the applicable good manufacturing practices and other FDA regulatory requirements for manufacturing as we expand our manufacturing operations.

     If our products are marketed in foreign jurisdictions, we, and the pharmaceutical company partners with whom we are developing our technologies, must obtain required regulatory approvals from foreign regulatory agencies and comply with extensive regulations regarding safety and quality. If approvals to market our products are delayed, if we fail to receive these approvals, or if we lose previously received approvals, our revenues would be reduced. We may be required to incur significant costs in obtaining or maintaining foreign regulatory approvals.

OUR COMMERCIAL PRODUCTS ARE SUBJECT TO CONTINUING REGULATION AND WE MAY BE SUBJECT TO ADVERSE CONSEQUENCES IF WE FAIL TO COMPLY WITH APPLICABLE REGULATIONS.

     Even if our products receive regulatory approval, either in the U.S. or internationally, we will continue to be subject to extensive regulatory requirements. These regulations are wide-ranging and govern, among other things:

     - adverse drug experience reporting regulations;

     - product promotion;

     - product manufacturing, including good manufacturing practice requirements; and

     - product changes or modifications.

     If we fail to comply or maintain compliance with these laws and regulations, we may be fined or barred from selling our products. If the FDA determines that we are not complying with the law, it can:

     - issue warning letters;

     - impose fines;

     - seize products or order recalls;

     - issue injunctions to stop future sales of products;

     - refuse to permit products to be imported into, or exported out of, the U.S.;

     - totally or partially suspend our production;

     - withdraw previously approved marketing applications; and

     - initiate criminal prosecutions.

WE HAVE A SINGLE MANUFACTURING FACILITY AND WE MAY LOSE REVENUES AND BE UNABLE TO MAINTAIN OUR RELATIONSHIPS WITH OUR PHARMACEUTICAL COMPANY PARTNERS IF WE LOSE ITS PRODUCTION CAPACITY.

     We manufacture all of the products that we produce on our existing production line in our Eden Prairie facility. If our existing production line or facility becomes incapable of manufacturing products for any reason, we may be unable to meet production requirements, we may lose revenues and we may not be able to maintain our relationships with our pharmaceutical company partners. Without our existing production line, we would have no other means of manufacturing products incorporating our drug delivery technologies until we were able to restore the manufacturing capability at our facility or develop an alternative manufacturing facility. Although we carry business interruption insurance to cover lost revenues and profits in an amount we consider adequate, this insurance does not cover all possible situations. In addition, our business interruption insurance would not compensate us for the loss of opportunity and potential adverse impact on relations with our existing pharmaceutical company partners resulting from our inability to produce products for them. Although we currently plan to build a second manufacturing facility to reduce this risk, we may encounter unforeseen difficulties or delays in doing so.

WE RELY ON SINGLE SOURCES FOR SOME OF OUR RAW MATERIALS AND WE MAY LOSE REVENUES AND BE UNABLE TO MAINTAIN OUR RELATIONSHIPS WITH OUR PHARMACEUTICAL COMPANY PARTNERS IF THOSE MATERIALS WERE NOT AVAILABLE FROM THEIR CURRENT SOURCE.

     We rely on single suppliers for some of our raw materials and packaging supplies. If these raw materials or packaging supplies were no longer available we may be unable to meet production requirements, we may lose revenues and we may not be able to maintain our relationships with our pharmaceutical company partners. Without adequate supplies of raw materials or packaging supplies, our manufacturing operations may be interrupted until another supplier could be identified, its products validated and trading terms with it negotiated. We may not be able to identify an alternative supplier in a timely manner, or at all. Furthermore, we may not be able to negotiate favorable terms with an alternative supplier. Any disruptions in our manufacturing operations from the loss of a supplier could potentially damage our relations with our pharmaceutical company partners.

IF WE CANNOT DEVELOP ADDITIONAL PRODUCTS, OUR ABILITY TO INCREASE OUR REVENUES WOULD BE LIMITED.

     We intend to continue to enhance our current technologies and pursue additional proprietary drug delivery technologies. If we are unable to do so, we may be unable to achieve our objectives of revenue growth and sustained profitability. Even if enhanced or additional technologies appear promising during various stages of development, we may not be able to develop commercial applications for them because:

     - the potential technologies may fail clinical studies;

     - we may not find a pharmaceutical company to adopt the technologies;

     - it may be difficult to apply the technologies on a commercial scale; or

     - the technologies may be uneconomical to market.

IF WE CANNOT KEEP PACE WITH THE RAPID TECHNOLOGICAL CHANGE AND MEET THE INTENSE COMPETITION IN OUR INDUSTRY, WE MAY LOSE BUSINESS.

     Our success depends, in part, on maintaining a competitive position in the development of products and technologies in a rapidly evolving field. If we cannot maintain competitive products and technologies, our current and potential pharmaceutical company partners may choose to adopt the drug delivery technologies of our competitors. Fast dissolve tablet technologies that compete with our OraSolv and DuraSolv technologies include the Zydis technology developed by R.P. Scherer Corporation, a wholly-owned subsidiary of Cardinal Health, Inc., the WOWTab technology developed by Yamanouchi Shaklee Pharmaceuticals, the Flashtab technology developed by Laboratories Prographarm and the FlashDose technology developed by Fuisz Technologies Ltd., a wholly-owned subsidiary of Biovail Corporation. We also compete generally with other drug delivery, biotechnology and pharmaceutical companies engaged in the development of alternative drug delivery technologies or new drug research and testing. Many of these competitors have substantially greater financial, technological, manufacturing, marketing, managerial and research and development resources and experience than we do and represent significant competition for us.

     Our competitors may succeed in developing competing technologies or obtaining governmental approval for products before us. The products of our competitors may gain market acceptance more rapidly than our products. Developments by competitors may render our products, or potential products, noncompetitive or obsolete.

IF WE CANNOT ADEQUATELY PROTECT OUR TECHNOLOGY AND PROPRIETARY INFORMATION, WE MAY BE UNABLE TO SUSTAIN A COMPETITIVE ADVANTAGE.

     Our success depends, in part, on our ability to obtain and enforce patents for our products, processes and technologies and to preserve our trade secrets and other proprietary information. If we cannot do so, our competitors may exploit our innovations and deprive us of the ability to realize revenues and profits from our developments. We have been granted seven patents on our drug delivery systems in the U.S., which will expire beginning in 2010.

     Any patent applications we may have made or may make relating to our potential products, processes and technologies may not result in patents being issued. Our current patents may not be valid or enforceable. They may not protect us against competitors that challenge our patents, obtain patents that may have an adverse effect on our ability to conduct business or are able to circumvent our patents. Further, we may not have the necessary financial resources to enforce our patents.

     To protect our trade secrets and proprietary technologies and processes, we rely, in part, on confidentiality agreements with our employees, consultants and advisors. These agreements may not provide adequate protection for our trade secrets and other proprietary information in the event of any unauthorized use or disclosure, or if others lawfully develop the information.

THIRD PARTIES MAY CLAIM THAT OUR TECHNOLOGIES, OR THE PRODUCTS IN WHICH THEY ARE USED, INFRINGE ON THEIR PROPRIETARY RIGHTS AND WE MAY INCUR SIGNIFICANT COSTS RESOLVING THESE CLAIMS.

     Third parties may claim that the manufacture, use or sale of our drug delivery technologies infringe their patent rights. If such claims are asserted, we may have to seek licenses, defend infringement actions or challenge the validity of those patents in court. If we cannot obtain required licenses, are found liable for infringement or are not able to have these patents declared invalid, we may be liable for significant monetary damages, encounter significant delays in bringing products to market or be precluded from participating in the manufacture, use or sale of products or methods of drug delivery covered by the patents of others. We may not have identified, or be able to identify in the future, U.S. and foreign patents that pose a risk of potential infringement claims.

     We enter into collaborative agreements with pharmaceutical companies to apply our drug delivery technologies to drugs developed by others. Ultimately, we receive license revenues and product development fees, as well as revenues from the sale of products incorporating our technology and royalties. The drugs to which our drug delivery technologies are applied are generally the property of the pharmaceutical companies. Those drugs may be the subject of patents or patent applications and other forms of protection owned by the pharmaceutical companies or third parties. If those patents or other forms of protection expire, are challenged or become ineffective, sales of the drugs by the collaborating pharmaceutical company may be restricted or may cease.

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, POTENTIAL INVESTORS IN OUR STOCK MAY HAVE DIFFICULTY EVALUATING OUR PROSPECTS.

     We recorded the first commercial sales of products using our fast dissolve technologies in early 1997. Accordingly, we have only a limited operating history, which may make it difficult for you and other potential investors to evaluate our prospects. The difficulty investors may have in evaluating our prospects may cause volatile fluctuations, including decreases, in the market price of our common stock as investors react to information about our prospects. Since 1997, we have generated revenues from product development fees and licensing arrangements, sales of products using our fast dissolve technologies and royalties. We are currently making the transition from research and product development operations with limited production to commercial operations with expanding production capabilities in addition to research and product development activities. Our business and prospects, therefore, must be evaluated in light of the risks and uncertainties of a company with a limited operating history and, in particular, one in the pharmaceutical industry.

IF WE ARE NOT PROFITABLE IN THE FUTURE, THE VALUE OF YOUR INVESTMENT IN OUR STOCK MAY FALL.

     We have accumulated aggregate net losses from inception through June 30, 2000, of approximately $45.8 million. If we are not profitable in the future, the market price of our stock may fall. The costs for research and product development of our drug delivery technologies and general and administrative expenses have been the principal causes of our losses. Our ability to achieve sustained profitable operations depends on a number of factors, many of which are beyond our direct control. These factors include:

     - the demand for our products;

     - our ability to manufacture our products efficiently and with the required quality;

     - our ability to increase our manufacturing capacity;

     - the level of product and price competition;

     - our ability to develop additional commercial applications for our products;

     - our ability to control our costs; and

     - general economic conditions.

WE MAY REQUIRE ADDITIONAL FINANCING, WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS OR AT ALL AND WHICH MAY RESULT IN DILUTION OF YOUR EQUITY INTEREST.

     We may require additional financing to fund the development and possible acquisition of new drug delivery technologies and to increase our production capacity beyond what is currently anticipated. If we cannot obtain financing when needed, or obtain it on favorable terms, we may be required to curtail our plans to develop and possibly to acquire new drug delivery technologies or limit the expansion of our manufacturing capacity. We believe our cash and cash equivalents, our net proceeds from this offering and expected revenues from operations will be sufficient to meet our anticipated capital requirements for the foreseeable future. However, we may elect to pursue additional financing at any time to more aggressively pursue development of new drug delivery technologies and expand manufacturing capacity beyond that currently planned.

     Other factors that will affect future capital requirements and may require us to seek additional financing include:

     - the level of expenditures necessary to develop and, or, acquire new products or technologies;

     - the progress of our research and product development programs;

     - the need to construct a larger than currently anticipated manufacturing facility, or additional manufacturing facilities, to meet demand for our products;

     - results of our collaborative efforts with current and potential pharmaceutical company partners; and

     - the timing of, and amounts received from, future product sales, product development fees and licensing revenue and royalties.

DEMAND FOR SOME OF OUR PRODUCTS IS SEASONAL, AND OUR SALES AND PROFITS MAY SUFFER DURING PERIODS WHEN DEMAND IS LIGHT.

     Certain non-prescription products that we manufacture for our pharmaceutical company partners treat seasonal ailments such as colds, coughs and allergies. Our pharmaceutical company partners may choose to not market those products in off-seasons and our sales and profits may decline in those periods as a result. In 1999, revenues from Novartis, which included revenues related to Triaminic, a seasonal cold, cough and allergy product, represented 42% of our total revenues. We may not be successful in developing a mix of products to reduce these seasonal variations.

IF THE MARKETING CLAIMS ASSERTED ABOUT OUR PRODUCTS ARE NOT APPROVED, OUR REVENUES MAY BE LIMITED.

     Once a drug product incorporating our technologies is approved by the FDA, the Division of Drug Marketing, Advertising and Communication, the FDA's marketing surveillance department within the Center for Drug Evaluation and Research, must approve marketing claims asserted about it by our pharmaceutical company partners. If our pharmaceutical company partners fail to obtain from the Division of Drug Marketing acceptable marketing claims for a product incorporating our drug technology, our revenues from that product may be limited. Marketing claims are the basis for a product's labeling, advertising and promotion. The claims our pharmaceutical company partners are asserting about our drug delivery technology, or the drug product itself, may not be approved by the Division of Drug Marketing.

WE MAY FACE PRODUCT LIABILITY CLAIMS RELATED TO PARTICIPATION IN CLINICAL TRIALS OR THE USE OR MISUSE OF OUR PRODUCTS.

     The testing, manufacturing and marketing of products using our drug delivery technologies may expose us to potential product liability and other claims resulting from their use. If any such claims against us are successful, we may be required to make significant compensation payments. Any indemnification that we have obtained, or may obtain, from contract research organizations or pharmaceutical companies conducting human clinical trials on our behalf may not protect us from product liability claims or from the costs of related litigation. Similarly, any indemnification we have obtained, or may obtain, from pharmaceutical companies with whom we are developing our drug delivery technologies may not protect us from product liability claims from the consumers of those products or from the costs of related litigation. If we are subject to a product liability claim, our product liability insurance may not reimburse us, or be sufficient to reimburse us, for any expenses or losses we may suffer. A successful product liability claim against us, if not covered by, or if in excess of, our product liability insurance, may require us to make significant compensation payments, which would be reflected as expenses on our statement of operations and reduce our earnings.

                         RISKS RELATED TO THIS OFFERING

ANTI-TAKEOVER PROVISIONS OF OUR CORPORATE CHARTER DOCUMENTS, DELAWARE LAW AND OUR STOCKHOLDERS' RIGHTS PLAN MAY AFFECT THE PRICE OF OUR COMMON STOCK.

     Our corporate charter documents, Delaware law and our stockholders' rights plan include provisions that may discourage or prevent parties from attempting to acquire us. These provisions may have the effect of depriving our stockholders of the opportunity to sell their stock at a price in excess of prevailing market prices in an acquisition of us by another company. Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the rights, preferences and privileges of those shares without any further vote or action by our stockholders. The rights of holders of our common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Additional provisions of our certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting common stock. These include provisions that limit the ability of stockholders to call special meetings or remove a director for cause.

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, either alone or together with affiliates and associates, owns (or within the past three years, did own) 15% or more of the corporation's voting stock.

     We also have a stockholders' rights plan, commonly referred to as a poison pill, which makes it difficult, if not impossible, for a person to acquire control of us without the consent of our board of directors.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

     The trading price of our common stock has been, and is likely to continue to be, highly volatile. The market value of your investment in our common stock may fall sharply at any time due to this volatility. In the nine months ended September 30, 2000, the closing sale price for our common stock ranged from $12.13 to $52.06. In the year ended December 31, 1999, the closing sale price of our common stock ranged from $2.53 to $13.50. The market prices for securities of drug delivery, biotechnology and pharmaceutical companies historically have been highly volatile. Factors that could adversely affect our stock price include:

     - fluctuations in our operating results;

     - announcements of technological collaborations, innovations or new products by us or our competitors;

     - governmental regulations;

     - developments in patent or other proprietary rights owned by us or others;

     - public concern as to the safety of drugs developed by us or others;

     - the results of pre-clinical testing and clinical studies or trials by us or our competitors;

     - litigation;

     - decisions by our pharmaceutical company partners relating to the products incorporating our technologies;

     - actions by the FDA in connection with submissions related to the products incorporating our technologies; and

     - general market conditions.

OUR OPERATING RESULTS MAY FLUCTUATE, CAUSING OUR STOCK PRICE TO FALL.

     Fluctuations in our operating results may lead to fluctuations, including declines, in our stock price. Our operating results may fluctuate from quarter to quarter and from year to year depending on:

     - demand by consumers for the products we produce;

     - new product introductions;

     - the seasonal nature of the products we produce to treat seasonal ailments;

     - pharmaceutical company ordering patterns;

     - our production schedules;

     - the number of new collaborative agreements that we enter into;

     - the number and timing of product development milestones that we achieve under collaborative agreements; and

     - the level of our development activity conducted for, and at the direction of, pharmaceutical companies under collaborative agreements.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION AS TO THE USE OF PROCEEDS OF THIS OFFERING, AND THE EFFECTIVENESS OF OUR USE OF PROCEEDS MAY AFFECT THE PRICE OF OUR COMMON STOCK.

     Our management, including our board of directors, will have broad discretion regarding how we use the net proceeds of the offering. Investors will be relying on the judgment of management regarding the application of the proceeds of the offering. The result and effectiveness of our use of proceeds are uncertain.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We make many statements in this prospectus under the captions Summary, Risk Factors, Management's Discussion and Analysis of Financial Condition and Results of Operations and Business and elsewhere that are forward-looking and are not based on historical facts. These statements relate to our future plans, objectives, expectations and intentions. We may identify these statements by the use of words such as believe, expect, will, anticipate, intend and plan and similar expressions. These forward looking statements involve a number of risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we discuss in Risk Factors and elsewhere in this prospectus. These forward-looking statements speak only as of the date of this prospectus, and we caution you not to rely on these statements without considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus.

     These forward-looking statements include statements relating to:

     - the timing of the operation, and potential capacity, of our second production line;

     - expected growth in product sales in the second half of 2000;

     - the expected construction of a second manufacturing facility;

     - future expense levels;

     - the timing of availability of products;

     - expected demand for products using our technologies and the adequacy of our production capacity; and

     - future research and development activities relating to our current or new technologies.

     We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results except as required by law.

     Information regarding market and industry statistics contained in the Business section is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the data we have included.

                                USE OF PROCEEDS

     Our net proceeds from the sale of the 2,950,000 shares of common stock we are offering are estimated to be $138.3 million ($149.9 million if the underwriters' over-allotment option is exercised in full) at an offering price of $50.00 per share and after deducting the underwriting discounts and commissions and our estimated offering expenses.

     We intend to use approximately $50.0 million of the net proceeds of the offering for capital expenditures to meet future manufacturing requirements. We expect these capital expenditures to include the construction of a second manufacturing line in our Eden Prairie facility and a second production facility. The amount that we actually spend on capital expenditures may vary based on the demand for our products. We anticipate using the remainder of the net proceeds of the offering for the development of new drug delivery technologies and products, for working capital and for general corporate purposes. We may also use a portion of the net proceeds to acquire businesses, technologies or products that are complementary to our business. We have no present plans, understandings or commitments in this regard. Our management has broad discretion in determining how the proceeds of this offering will be applied. Pending such uses, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid any dividends. We anticipate that all of our earnings, if any, will be retained for development of our business and we do not anticipate paying any cash dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol CIMA. The following table presents, for the periods indicated, the range of high and low closing sale prices for our common stock as reported on the Nasdaq National Market.

                                                                 High      Low
                                                                ------    ------
YEAR ENDED DECEMBER 31, 1998:
First Quarter...............................................    $ 4.97    $ 3.13
Second Quarter..............................................      4.75      3.19
Third Quarter...............................................      3.88      2.88
Fourth Quarter..............................................      3.50      2.03
YEAR ENDED DECEMBER 31, 1999:
First Quarter...............................................      3.44      2.53
Second Quarter..............................................      4.63      2.63
Third Quarter...............................................      8.38      4.63
Fourth Quarter..............................................     13.50      6.00
YEAR ENDING DECEMBER 31, 2000:
First Quarter...............................................     25.25     12.13
Second Quarter..............................................     20.69     12.56
Third Quarter...............................................     52.06     20.69
Fourth Quarter (through November 1, 2000)...................     67.56     51.13

     On November 1, 2000, the last reported sale price of our common stock was $52.38 per share. We had 63 stockholders of record and an estimated 2,000 beneficial owners of our common stock as of September 30, 2000.

                                 CAPITALIZATION

     The following table sets forth our actual capitalization as of June 30, 2000 and as adjusted to reflect the receipt of the net proceeds from our sale of 2,950,000 shares of common stock at a public offering price of $50.00 per share in this offering, less the underwriting discounts and commissions and estimated offering expenses.

                                                                       June 30, 2000
                                                                ----------------------------
                                                                 Actual          As Adjusted
                                                                --------         -----------
                                                                       (in thousands)
Long-term obligations, less current portion.................    $  3,578          $  3,578
                                                                --------          --------
Stockholders' equity:
Preferred stock, $0.01 par value
  Authorized shares -- 5,000,000 shares
  Issued and outstanding -- -0- shares......................          --                --
Common stock, $0.01 par value
  Authorized shares -- 20,000,000
  Issued and outstanding shares --
  Actual -- 10,858,639 shares
  As Adjusted -- 13,808,639 shares..........................         109               138
Additional paid-in capital..................................      77,373           215,594
Accumulated deficit.........................................     (45,834)          (45,834)
                                                                --------          --------
Total stockholders' equity..................................      31,648           169,898
                                                                --------          --------
Total capitalization........................................    $ 35,226          $173,476
                                                                ========          ========

                               ------------------

     The number of shares of common stock referred to above excludes 1,724,109 shares of common stock issuable upon exercise of options outstanding at June 30, 2000 at a weighted average exercise price of $7.62 per share issued under our stock option plans.

                                    DILUTION

     The net tangible book value of our common stock at June 30, 2000 was approximately $31.4 million, or approximately $2.90 per share of common stock. After giving effect to the sale of 2,950,000 shares of common stock in this offering at a price of $50.00 per share and after deduction of the underwriting discount and estimated offering expenses, our net tangible book value after the offering would have been approximately $169.7 million, or $12.29 per share.

     Net tangible book value per share before the offering has been determined by dividing net tangible book value (total tangible assets less total liabilities) at June 30, 2000 by the number of shares of common stock outstanding at June 30, 2000. The offering will result in an increase in net tangible book value of $9.39 per share to existing investors and an immediate dilution of $37.71 per share to new investors, or approximately 75% of the assumed offering price of $50.00 per share. Dilution is determined by subtracting net tangible book value per share after the offering from the assumed public offering price. The following table illustrates this calculation of per share dilution:

Assumed public offering price per share.....................            $50.00
  Net tangible book value per share as of June 30, 2000.....    $2.90
  Increase per share attributable to new investors..........     9.39
                                                                -----
Net tangible book value per share after this offering.......             12.29
                                                                        ------
Dilution per share to new investors.........................            $37.71
                                                                        ======

     These calculations do not assume exercise of stock options outstanding at June 30, 2000. At June 30, 2000, there were 1,724,109 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $7.62 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     This section presents our historical financial data. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements, and Management's Discussion and Analysis of Financial Condition and Results of Operations. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 have been derived from our financial statements that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 have been derived from financial statements that have been audited by Ernst & Young LLP, and are not included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 2000 have been derived from our unaudited financial statements included elsewhere in this prospectus and, in the opinion of management, include all material adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods and financial condition as of such dates. Historical results are not necessarily indicative of future performance. See the notes to the financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted net income
(loss) per share.

                                                                                    Six Months Ended
                                          Year Ended December 31,                       June 30,
                            ----------------------------------------------------   -------------------
                              1995       1996       1997       1998       1999       1999       2000
                            --------   --------   --------   --------   --------   --------   --------
                                                                                       (unaudited)
STATEMENT OF OPERATIONS
  DATA:
REVENUES:
  Net sales...............  $    151   $     --   $  2,628   $  1,097   $  4,839   $  1,434   $  6,097
  Product development fees
    and licensing.........       684      1,472      2,282      6,141      7,818      3,383      4,391
  Royalties...............        --         --         --        374        735        194        979
                            --------   --------   --------   --------   --------   --------   --------
Total revenues............       835      1,472      4,910      7,612     13,392      5,011     11,467
                            --------   --------   --------   --------   --------   --------   --------
OPERATING EXPENSES:
  Cost of goods sold......       240         --      4,376      4,476      7,546      2,968      6,725
  Research and product
    development...........     6,505      5,403      3,364      3,307      4,388      1,827      2,217
  Selling, general and
    administrative........     3,658      2,909      3,487      3,138      2,836      1,444      1,849
                            --------   --------   --------   --------   --------   --------   --------
Total operating
  expenses................    10,403      8,312     11,227     10,921     14,770      6,239     10,791
                            --------   --------   --------   --------   --------   --------   --------
Other income, net.........       461        494        479        122        116         44        266
                            --------   --------   --------   --------   --------   --------   --------
Income (loss) before
  cumulative effect of a
  change in accounting
  principle...............    (9,107)    (6,346)    (5,838)    (3,187)    (1,262)    (1,184)       942
Cumulative effect of a
  change in accounting
  principle, net of income
  taxes...................        --         --         --         --         --         --       (799)
                            --------   --------   --------   --------   --------   --------   --------
Net income (loss).........  $ (9,107)  $ (6,346)  $ (5,838)  $ (3,187)  $ (1,262)  $ (1,184)  $    143
                            ========   ========   ========   ========   ========   ========   ========

                                                                                    Six Months Ended
                                          Year Ended December 31,                       June 30,
                            ----------------------------------------------------   -------------------
                              1995       1996       1997       1998       1999       1999       2000
                            --------   --------   --------   --------   --------   --------   --------
                                                                                       (unaudited)
Net income (loss) per
  share:
  Basic
    Net income (loss) per
      share before
      cumulative effect of
      a change in
      accounting
      principle...........  $  (1.16)  $   (.72)  $   (.61)  $   (.33)  $   (.13)  $   (.12)  $    .09
    Net loss per share
      from cumulative
      effect of a change
      in accounting
      principle...........        --         --         --         --         --         --       (.08)
                            --------   --------   --------   --------   --------   --------   --------
  Net income (loss) per
    basic share...........  $  (1.16)  $   (.72)  $   (.61)  $   (.33)  $   (.13)  $   (.12)  $    .01
                            ========   ========   ========   ========   ========   ========   ========
  Diluted
    Net income (loss) per
      share before
      cumulative effect of
      a change in
      accounting
      principle...........  $  (1.16)  $   (.72)  $   (.61)  $   (.33)  $   (.13)  $   (.12)  $    .08
    Net loss per share
      from cumulative
      effect of a change
      in accounting
      principle...........        --         --         --         --         --         --       (.07)
                            --------   --------   --------   --------   --------   --------   --------
  Net income (loss) per
    diluted share.........  $  (1.16)  $   (.72)  $   (.61)  $   (.33)  $   (.13)  $   (.12)  $    .01
                            ========   ========   ========   ========   ========   ========   ========
Weighted average shares
  outstanding:
  Basic...................     7,822      8,827      9,519      9,610      9,615      9,610     10,376
  Diluted.................     7,822      8,827      9,519      9,610      9,615      9,610     11,393

                                             As of December 31,
                             ---------------------------------------------------            As of
                              1995       1996       1997       1998       1999          June 30, 2000
                             -------   --------   --------   --------   --------        -------------
                                                                                         (unaudited)
BALANCE SHEET DATA:
Cash and investments.......  $ 3,559   $ 10,263   $  4,423   $  2,723   $  2,481          $  15,695
Total assets...............   15,519     22,065     17,328     14,916     19,270             37,456
Accumulated deficit........  (29,259)   (35,660)   (41,527)   (44,715)   (45,977)           (45,834)
Total stockholders'
  equity...................   14,282     21,021     15,837     12,656     11,574             31,647

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read together with "Selected Financial Data" and our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We develop and manufacture pharmaceutical products based on our proprietary OraSolv and DuraSolv fast dissolve technologies. We currently have collaborative agreements with six pharmaceutical companies regarding a variety of potential products, with an emphasis on prescription products. We currently manufacture six commercial products using our fast dissolve technologies. These products include four formulations of Triaminic for Novartis, Tempra for Bristol-Myers Squibb and Zomig for AstraZeneca. We are also currently developing other drug delivery technologies. We operate within a single segment, the development and manufacture of fast dissolve and enhanced-absorption oral drug delivery systems. Our revenues are comprised of three components, including net sales of products we manufacture for pharmaceutical companies using our proprietary fast dissolve technologies, product development fees and licensing revenues for development activities we conduct through collaborative agreements with pharmaceutical companies, and royalties on the sales of products we manufacture, which are sold by pharmaceutical companies under licenses from us.

     Revenues from product sales and from royalties will fluctuate from quarter to quarter and from year to year depending on, among other factors, demand by consumers for the products we produce, new product introductions, the seasonal nature of some of the products we produce to treat seasonal ailments, pharmaceutical company ordering patterns and our production schedules. Our ability to generate product sales and royalty revenues may be constrained by our manufacturing capacity. We expect our second production line, now being developed, to be operational in the second half of 2001. Revenues from product development fees and licensing revenue will fluctuate depending on, among other factors, the number of new collaborative agreements that we enter into, the number and timing of product development milestones that we achieve under collaborative agreements and the level of our development activity conducted for pharmaceutical companies.

RESULTS OF OPERATIONS

SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 2000

     Revenues. Our total revenues increased 129% from $5.0 million in the first half of 1999 to $11.5 million in the first half of 2000. The increase of $6.5 million was due primarily to higher sales volume of commercial products. All three components of total revenues increased for the first half of 2000 in comparison to the same period in 1999.

     Revenues from net sales of products using our drug delivery technologies increased 325% from $1.4 million in the first half of 1999 to $6.1 million in the first half of 2000. The increase of $4.7 million was due primarily to increased shipments of Triaminic to Novartis. Triaminic accounted for 93% of product sales in both the six-month period ended June 30, 1999 and the six-month period ended June 30, 2000. We expect revenues from net sales of products using our drug delivery technologies to increase in the second half of 2000.

     Revenues from product development fees and licensing increased 30% from $3.4 million for the first half of 1999 to $4.4 million for the first half of 2000. Licensing revenues in 1999 are not directly comparable to 2000 due to a change in accounting policy for up-front license fees resulting from the implementation of Securities and Exchange Commission Staff Accounting Bulletin No. 101, or SAB 101. During the first half of 2000, licensing revenues included milestone payments that were earned under agreements with American Home Products and N.V. Organon. In addition, we entered into a Development, License and Supply Agreement with Schwarz Pharma during the second quarter of 2000 and received an up-front license fee, which was deferred and will be recognized as revenue in the second half of 2000. Licensing revenues for the six-month period ended June 30, 2000 include amortization of deferred revenue of $649,000 resulting from implementation of SAB 101 in the second quarter of 2000. Product development fees and licensing revenues in subsequent quarters will depend on our success in signing new license and development agreements with pharmaceutical companies and on expected FDA regulatory approvals for fast dissolving formulations of Remeron and Zomig.

     Revenues from royalties increased from $194,000 for the first half of 1999 to $1.0 million for the first half of 2000. The increase was due primarily to increased sales of Triaminic by Novartis in the U.S., where it was introduced in the second quarter of 1999, and sales by AstraZeneca of Zomig Rapimelt, which was introduced in several countries in Europe during the third quarter of 1999.

     Cost of goods sold. Cost of goods sold increased 127% from $3.0 million for the first half of 1999 to $6.7 million for the first half of 2000. The increase was due primarily to higher Triaminic unit volumes being manufactured and shipped to Novartis and due to costs incurred to establish multi-shift production capabilities. We expect cost of goods sold to increase as a result of expected unit volume increases in subsequent quarters.

     Gross profit margins on product sales were negative for the six-month periods ended June 30, 1999 and June 30, 2000. Negative margins in the six-month period ended June 30, 1999 related primarily to excess production capacity and our sales of low-margin, over-the-counter products. Negative margins in the six-month period ended June 30, 2000 related to both the weighting of low-margin, over-the-counter products in our sales mix and costs incurred to establish multi-shift production capabilities. Future gross profit margins will depend primarily on the pricing of our products, our ability to effectively use our manufacturing and plant capacity and changes in our product lines and mix of products.

     Research and product development expense. Research and product development expenses increased 21% from $1.8 million for the first half of 1999 to $2.2 million for the first half of 2000. The increase was due primarily to increased levels of product development activities and expenses related to an OraVescent clinical trial, which commenced late in the first quarter of 2000. We expect research and product development expenses to increase in subsequent quarters as we continue to develop our drug delivery technologies.

     Selling, general and administrative expense. Selling, general and administrative expenses increased 28% from $1.4 million for the first half of 1999 to $1.8 million for the first half of 2000. The increase was due primarily to marketing and related consulting costs associated with our business development efforts. We expect selling, general and administrative expenses to increase in subsequent quarters to support our expected increased production levels and business activity.

     Other income, net. Other income increased from $44,000 in the first half of 1999 to $267,000 in the first half of 2000. Other income consists primarily of interest income on invested funds, net of interest expense on bank lines, loan agreements and capitalized leases. The increase in other income was due primarily to higher balances of invested funds.

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

     Revenues. Our total revenues were $4.9 million in 1997, compared to $7.6 million in 1998 and $13.4 million in 1999. Revenues from AstraZeneca, N.V. Organon and Novartis together represented 30%, 72% and 85% of our total revenues in 1997, 1998 and 1999, respectively. The increases in revenues in each year were due primarily to increased development activity for new products that resulted in significantly higher product development fees and licensing revenue. In 1999, total revenues also increased due to higher sales volume of commercial products.

     Revenues from net sales of products using our drug delivery technologies were $2.6 million in 1997, compared to $1.1 million in 1998 and $4.8 million in 1999. The decrease from 1997 to 1998 was due primarily to the decision by a pharmaceutical company to discontinue U.S. distribution of a product line. The increase from 1998 to 1999 was due primarily to increased shipments to Novartis that began in the second quarter of 1999.

     Product development fees and licensing revenues were $2.3 million in 1997, compared to $6.1 million in 1998 and $7.8 million in 1999. The increase from 1997 to 1998 was due primarily to our increased development activity for proposed new products and the achievement of development milestones for Novartis, AstraZeneca and Schering-Plough. The increase from 1998 to 1999 was due primarily to our increased development activity for proposed new products and the achievement of development milestones for N.V. Organon and AstraZeneca.

     We received no royalty revenue in 1997. Royalties were $374,000 in 1998, compared to $735,000 in 1999. The increase from 1998 to 1999 was due to increased sales by Novartis of Triaminic. Royalties paid by Bristol-Myers Squibb in 1998 and 1999 on sales of Tempra were based on annual minimum contractual payments, which are expected to expire in 2002.

     Cost of goods sold. Cost of goods sold was $4.4 million in 1997, compared to $4.5 million in 1998 and $7.5 million in 1999. Cost of goods sold from 1997 to 1998 was approximately the same even though production unit volumes decreased, principally due to an increase in manufacturing overhead in 1998. The increase from 1998 to 1999 was principally due to an increase in sales of Triaminic products to Novartis.

     Gross margins on product sales from 1997 through 1999 were negative because we had significant excess production capacity.

     Research and product development expense. Research and product development expenses were $3.4 million in 1997, compared to $3.3 million in 1998 and $4.4 million in 1999. From 1997 to 1998, these expenses were consistent, as the level of product development activities between years was comparable. The increase from 1998 to 1999 was due primarily to increased development activity on fast dissolve prescription products for N.V. Organon and American Home Products.

     Selling, general and administrative expense. Selling, general and administrative expenses were $3.5 million in 1997, compared to $3.1 million in 1998 and $2.8 million in 1999. The decline in these expenses year over year was due primarily to a restructuring of management responsibilities, which began in 1996 and ended in 1999, resulting in a general reduction in management headcount and related expenses.

     Other income, net. Other income was $479,000 in 1997, compared to $122,000 in 1998 and $116,000 in 1999. Other income consists primarily of interest income on invested funds, net of interest expense on bank lines, loan agreements and capitalized leases. Other income has declined since 1997 as we used cash to fund business operations and our level of invested funds decreased.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations to date primarily through private and public sales of equity securities and revenues from product sales, product development fees and licensing revenues and royalties.

     Working capital increased from $4.2 million at December 31, 1999 to $20.7 million at June 30, 2000. The increase was due primarily to the $19.4 million in net proceeds we received from the private placement of 1,100,000 shares of our common stock in March 2000, partially offset by approximately $4.9 million in expenditures for capital improvements to our manufacturing facility. We invest excess cash in interest-bearing money market accounts and investment grade securities.

     In December 1999, we received a $3.5 million unsecured loan from AstraZeneca. We repaid the loan, with accrued interest of $153,000, in September 2000 and obtained a release from AstraZeneca of all further liabilities and obligations under the agreement related to the loan.

     We plan to spend approximately $6.0 to $8.0 million over the next twelve months to complete various improvements to our Eden Prairie manufacturing facility, including construction of a second production line. During the next twelve months, we also expect to use a portion of the proceeds from this offering to complete the planning for, and commence the construction of, a second manufacturing and distribution facility. We expect this facility to be operational in 2003. In addition, we expect to use a portion of the proceeds from this offering to fund additional product development activities related to our OraVescent technology, as well as to acquire new technologies. We believe that our cash and cash equivalents and marketable securities, together with expected revenues from operations and the net proceeds from this offering, will be sufficient to meet our anticipated capital requirements for the foreseeable future. However, we may require additional funds to support our working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financings or from other sources. We cannot be certain that additional financing will be available on terms favorable to us, or at all, or that any additional financing will not be dilutive.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 is effective for fiscal years beginning in 2000. We do not currently hold derivative instruments or engage in hedging activities.

     In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements." SAB 101 requires that up-front license fees received from research collaborators be recognized over the term of the agreement unless the fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process. We implemented SAB 101 in the quarter ended on June 30, 2000. Implementation of SAB 101 was retroactive to January 1, 2000. We reported a charge to earnings of $799,000 for the cumulative effect of a change in accounting principle, which is included in income for the six-month period ended June 30, 2000. The effect of the change on the six-month period ended June 30, 2000 was to increase income before cumulative effect of the change in accounting principle by $649,000 or $0.06 per diluted share. For the six-month period ended June 30, 2000, we recognized $799,000 in revenue that is included in the cumulative effect adjustment as of January 1, 2000.

                                    BUSINESS

     We develop and manufacture fast dissolve and enhanced-absorption oral drug delivery systems. OraSolv and DuraSolv, our proprietary fast dissolve technologies, are oral dosage forms that dissolve quickly in the mouth without chewing or water. We currently manufacture and package six commercial products incorporating our proprietary fast dissolve technologies. These products include four formulations of Triaminic Softchews for Novartis, Tempra FirsTabs for Bristol-Myers Squibb and Zomig Rapimelt for AstraZeneca. The FDA is currently reviewing submissions for approval of three additional products that we are developing for our pharmaceutical company partners. The products currently under review by the FDA are loratadine for American Home Products, Zomig Rapimelt for AstraZeneca and Remeron SolTab for N.V. Organon.

     We believe that the attributes of our OraSolv and DuraSolv fast dissolve technologies may enable consumers in certain age groups or with limited ability to swallow conventional tablets to receive medication in an oral dosage form that is more convenient than traditional tablet-based oral dosages. Both OraSolv and DuraSolv technologies are capable of incorporating taste masked active drug ingredients into tablets that have the following potential benefits:

     - ease of administration;

     - improved dosing compliance; and

     - increased dosage accuracy compared to liquid formulations.

     We generate revenue from net sales of products we manufacture for pharmaceutical companies using our proprietary fast dissolve technologies, product development fees and licensing revenues for development activities we conduct thorough collaborative agreements with pharmaceutical companies, and royalties on the sales of products we manufacture, which are sold by pharmaceutical companies under licenses from us.

     Our proprietary technologies enable our pharmaceutical company partners to differentiate their products from competing products. In addition to providing a competitive advantage in the marketplace, our proprietary technologies also may enable our pharmaceutical company partners to extend the product life cycles of their patented drug compounds beyond existing patent expiration dates. Our technologies may also provide benefits to the healthcare system more generally. For example, improved compliance can enhance therapeutic outcomes and potentially reduce overall costs. We currently have collaborative agreements with American Home Products, AstraZeneca, Bristol-Myers Squibb, N.V. Organon, Novartis and Schwarz Pharma.

     In addition to our proprietary OraSolv and DuraSolv fast dissolve technologies, we are developing several new drug delivery technologies. Our OraSolv SR technology adds sustained release properties to the fast dissolve and taste masking attributes of our OraSolv technology. We also are developing new OraVescent drug delivery technologies that include OraVescent SL for drug delivery under the tongue and OraVescent BL for drug delivery between the gum and the cheek. An additional technology, OraVescent SS, is designed for site-specific administration, which may allow for an active drug ingredient to be transported to a specific part of the gastrointestinal tract where it is released for absorption. We designed the OraVescent technologies to improve the transport of poorly absorbed active drugs across mucosal membranes in the oral cavity or the gastrointestinal tract.

INDUSTRY OVERVIEW

DRUG DELIVERY METHODS

     Historically, pharmaceutical products were available primarily through two delivery methods, oral dosage forms or injections. Recently, drug delivery technologies have been developed for the enhanced delivery of a variety of therapeutic compounds, improving safety, efficacy, ease of patient use and patient compliance. In addition, drug delivery technologies can be used to expand markets for existing products, as well as to develop new products. Industry sources have estimated the total sales of branded products using drug delivery technologies to be $40 billion in 1998, of which approximately $22 billion were derived from orally administered drugs. These sources also predict that the drug delivery market will grow at a compound annual growth rate of 10% per year over the next five years.

     Fast dissolve technology has recently emerged as an important type of drug delivery technology that enables tablets to dissolve quickly in the mouth without the use of water or chewing. Children and the elderly, as well as others with certain physiological or medical conditions, frequently experience difficulty in swallowing tablets. Although fast dissolve does not generally affect speed of absorption, it may improve compliance with a prescribed drug regimen, as fast dissolve medications are easier to swallow and may taste better than non-taste masked alternatives. In addition, fast dissolve technology may improve dosing accuracy relative to liquid formulations. Finally, and most importantly, fast dissolve technology may provide a significant commercial benefit, as studies we have conducted indicate that people often prefer it to conventional tablets and other formulations.

TRENDS AFFECTING THE DRUG DELIVERY INDUSTRY

     Several significant trends in the health care industry have important implications for drug delivery companies. These trends include:

     Drug Patent Expirations. Over the next five years, a number of branded drugs with total 1999 sales exceeding $25 billion will lose patent protection. In order to maintain their revenues, large pharmaceutical companies will seek to defend against generic competition by enhancing existing drug products with drug delivery technologies. These enhancements may include increased efficacy, reduced side effects and more convenient administration. We believe that pharmaceutical companies will use drug delivery systems to preserve or increase market share, enhance therapeutic performance and, in some cases, extend product life cycles.

     Direct-to-Consumer Marketing. Pharmaceutical companies spent an estimated $2 billion in the U.S. on direct-to-consumer marketing and promotion of prescription medications in 1999 and are expected to increase that spending to approximately $6 billion annually by 2005. We believe that the significant trend towards direct-to-consumer marketing may focus consumers on patient-friendly pharmaceutical products, including products that incorporate innovative drug delivery technologies, such as fast dissolve. This focus may encourage pharmaceutical companies to develop products incorporating these technologies.

     Influence of Managed Care. Many managed care plans and other insurers actively manage the costs of prescription drugs for their clients by monitoring patient dosing compliance as well as the efficacy, quality and cost of medications. Payors have demonstrated acceptance of drug delivery technologies, such as fast dissolve and taste masking, that improve patient compliance.

OUR ORAL DRUG DELIVERY PRODUCTS AND TECHNOLOGIES

     Our proprietary products and technologies focus on innovative oral drug delivery methods that meet the needs of consumers for convenient and effective medications and the needs of pharmaceutical companies for differentiated products and accurate dosing methods. Our most developed technologies are our OraSolv, OraSolv SR and DuraSolv fast dissolve drug delivery technologies. We have developed all of our fast dissolve technologies internally. We currently manufacture six products incorporating our proprietary fast dissolve technologies, of which five products use our OraSolv technology and one product uses our DuraSolv technology. We have entered into collaborations with pharmaceutical companies to develop one additional product incorporating our OraSolv technology and two additional products incorporating our DuraSolv technology. We are also developing innovative transmucosal oral drug delivery technologies.

These technologies include OraVescent SL for drug delivery under the tongue, OraVescent BL for drug delivery between the gum and the cheek and OraVescent SS for swallowable site-specific drug delivery in the gastrointestinal tract.

FAST DISSOLVE TECHNOLOGIES

     Our two primary fast dissolve oral drug delivery technologies are OraSolv and DuraSolv. Our OraSolv technology incorporates active drug ingredients in lightly compacted fast dissolve tablets. The low level of compaction pressure applied to OraSolv tablets allows larger amounts of taste masked active drug ingredients to be compressed into the tablets without damage to the taste masked active drug ingredients. The low level of compaction pressure applied to OraSolv tablets also allows for a minimal portion of the tablet's contents to be dedicated to effervescent and other fast dissolve agents, providing OraSolv tablets with the capacity for high doses of taste masked active ingredients. Our DuraSolv technology uses higher compaction pressures to produce fast dissolve tablets incorporating active drug ingredients in a more durable fast dissolve tablet. Due to their greater durability, DuraSolv tablets are easier to handle and package, and may have a lower cost to produce, than OraSolv tablets. DuraSolv is best suited for applications involving low doses of active drug ingredients.

     OraSolv. Our OraSolv technology is an oral dosage form that combines taste masked drug ingredients with a fast dissolving, low-effervescence system. The OraSolv tablet dissolves quickly in the mouth without chewing or the need for water. We currently manufacture four OraSolv formulations of Triaminic Softchews for Novartis and one OraSolv formulation of Tempra FirsTabs for Bristol-Myers Squibb. In addition, we are developing an OraSolv formulation of N.V. Organon's Remeron, which we expect will be approved in the fourth quarter of 2000 by the FDA for marketing.

     To create our fast dissolving tablets, we combine the taste masked active drug ingredients with fast dissolving tablet materials, which can include a variety of flavoring, coloring and sweetening agents, all of which are generally recognized as safe materials, and commonly used tablet ingredients, such as binding agents and lubricants. We add an effervescent system, composed of a dry acid and a dry base, to the tablet formulation to cause a mild effervescent reaction when the tablet contacts saliva. This reaction accelerates the disintegration of the tablet through the release of carbon dioxide. As our OraSolv tablet dissolves, it releases the coated particles of the drug into the saliva, forming a suspension of the drug in the saliva, which is then swallowed.

     We mask the taste of the active drug ingredients in our OraSolv products to prevent or minimize unpleasant tastes. The active drugs are taste masked using a variety of coating techniques. The coating materials prevent the active drug substance in the OraSolv tablet from contacting the patient's taste buds, and provide for the immediate or controlled release of the active ingredient in the stomach. The taste masking process is effective with a wide variety of active ingredients, in both prescription and non-prescription products.

     DuraSolv. The fast dissolve, taste masking and sustained release attributes of OraSolv are also available with our DuraSolv technology. DuraSolv is a fast dissolve oral dosage system that we designed to improve manufacturing efficiency and reduce production costs. DuraSolv is a higher compaction, more durable, solid oral dosage system formulated to achieve the primary benefits of the OraSolv fast dissolve dosage form. However, DuraSolv is capable of being packaged in conventional packaging such as foil pouches or bottles at much higher production rates and with lower packaging costs. DuraSolv is an appropriate technology for drug products requiring lower levels of active ingredient. Consumer testing by us and our pharmaceutical company partners has demonstrated high acceptability of this technology. We recently were granted a U.S. patent for the DuraSolv technology.

     A DuraSolv formulation of AstraZeneca's Zomig Rapimelt is currently being marketed in Europe. We expect the FDA to approve this product for marketing in the U.S. in early 2001. In addition, we are currently developing DuraSolv formulations of new products for American Home Products, AstraZeneca and Schwarz Pharma.

     Sustained Release. Our OraSolv SR technology combines OraSolv technology with a sustained release formulation to extend the period of the drug's effectiveness. In preparing OraSolv SR formulations, we incorporate time-release beads into our tablets, to provide the benefits of a sustained or controlled release of drug ingredients with the improved convenience of a fast dissolve formulation that allows easy swallowing of the tablet. To date, we have not commercialized a product incorporating our OraSolv SR technology.

     PakSolv. PakSolv is our proprietary packaging system for soft, brittle tablets. PakSolv is a light and moisture-proof packaging system that is used for all of our OraSolv products. We have applied, and the U.S. Patent and Trademark Office has allowed claims, for a patent for our PakSolv packaging system.

TRANSMUCOSAL TECHNOLOGIES

     Our OraVescent technologies are based on an enhanced-absorption oral drug delivery system intended to improve the transport of active drug ingredients across mucosal membranes. These technologies may improve the bioavailability, and accelerate the onset of action, of some drugs. We have conducted the first human testing and have initiated two prototype projects with pharmaceutical company partners using elements of these technologies. Our initial human clinical study compared our OraVescent BL formulation to a similar formulation without the absorption enhancing characteristics and to a currently marketed formulation of the same active drug ingredient. We believe the preliminary results of this study demonstrate OraVescent BL's superior absorption characteristics across mucosal membranes when compared to the other two formulations. We expect to perform additional human clinical testing in 2001 using the same active drug ingredient, as well as other active drug ingredients. We have applied for several U.S. and foreign patents for our OraVescent technologies. We have received two notices of allowance with respect to a U.S. patent application for our OraVescent technologies.

BUSINESS STRATEGY

     Our objective is to become a leader in fast dissolve and other innovative oral drug delivery technologies. Our strategy to achieve this objective incorporates the following principal elements:

     Partner with pharmaceutical companies to market our technologies. We pursue collaborative relationships that leverage the sales and marketing capability of our pharmaceutical company partners, allowing us to focus on technology development and manufacturing. We believe that pharmaceutical companies are attracted to our technologies for their significant advantages over our competition. Those advantages include excellent taste masking, applicability to a wide range of pharmaceutical compounds, lower product cost, enhanced convenience and other patient benefits. Our technologies also may enable pharmaceutical companies to differentiate their products in the market, facilitating the extension of product life cycles. By demonstrating the advantages and benefits of our technologies through our collaborations with leading pharmaceutical companies, we intend to establish our technology as the preferred fast dissolve drug delivery solution.

     Maximize the value of OraSolv and DuraSolv fast dissolve technologies. We leverage our technologies by actively identifying and marketing to pharmaceutical companies whose prescription products would benefit by incorporating our fast dissolve technologies. We believe there are a large number of pharmaceutical products that could benefit from our technologies.

At times, in an effort to expand the market for our technologies, we develop what we believe will be promising applications using active ingredients that have already been successfully marketed by leading pharmaceutical companies. When these development efforts produce positive results, we market the new formulation to the pharmaceutical companies.

     Develop and commercialize new, innovative drug delivery technologies. We intend to develop new drug delivery technologies based on our expertise in fast dissolve and taste masking technologies. Our OraVescent technology represents an extension of this expertise, and we will continue to develop this and other novel drug delivery technologies. We also intend to acquire or license attractive new technologies as we encounter such opportunities. In addition, we will seek patents and other intellectual property protection to ensure our ability to commercialize new technologies as we develop them.

     Enhance and expand our manufacturing capabilities. In an effort to control our technologies and the quality of our products, we manufacture all of our products internally. We are currently adding a second manufacturing line to our Eden Prairie facility in order to meet production requirements for our current pharmaceutical company partners. On the basis of expected future partnerships and associated volume requirements, we plan to develop a second state-of-the-art manufacturing plant. Adding a second manufacturing site will help mitigate manufacturing risks and will enhance our ability to market to potential pharmaceutical company partners desiring dual-site production.

AGREEMENTS WITH PHARMACEUTICAL COMPANY PARTNERS

     Our business development efforts focus on entering into development, licensing and manufacturing supply agreements with pharmaceutical companies. Our agreements provide that the collaborating pharmaceutical company is responsible for marketing and distributing the developed products either worldwide or in specified markets or territories. Our collaborative agreements typically begin with a product prototyping phase. If successful, this phase may be followed by an agreement to complete development of the product. We subsequently enter into license and manufacturing supply agreements to commercialize the product. In some cases, we may develop product prototypes internally and enter directly into development, manufacturing or license agreements for commercialization of those products.

     We currently have development and license agreements with six pharmaceutical company partners. In each of these agreements, we have received an up-front fee, which is a non-refundable payment for future product development activities. We have also received milestone and development payments under each of these agreements for achieving certain product development milestone events and for completing certain predetermined product development activities, as defined in the agreements. In the aggregate for all of our agreements with pharmaceutical companies, we were paid approximately $1.9 million, $6.3 million and $8.1 million in 1997, 1998 and 1999, respectively, for up-front fees, milestone and development payments and royalties.

     We have manufacturing supply agreements in place with Novartis for Triaminic, American Home Products for loratadine and Schwarz Pharma for an undisclosed product and we are negotiating manufacturing supply agreements with N.V. Organon for Remeron and with AstraZeneca for Zomig. We do not have a manufacturing supply agreement with Bristol-Myers Squibb for Tempra. Generally, the supply agreements define the terms by which we will manufacture and release for shipment a product for a pharmaceutical company partner and the obligations both parties have relating to payment for products and services, as well as defining the process of communicating and agreeing to expected production requirements and other economic terms for product supply. These agreements have varying terms of duration ranging from three to 10 years. In general, our pharmaceutical company partners direct our production and shipments. In the pharmaceutical industry, parties to manufacturing supply agreements generally consider these arrangements long-term due to the complexity and lead-time required to qualify a new manufacturer with the FDA. The qualification of a new manufacturer can take up to a year while the new manufacturer completes scale-up, produces validation lots and implements stability programs. We do not consider the backlog for our products to be significant.

     We currently manufacture six commercial fast dissolve products for three major pharmaceutical company partners. Revenue from sales of our products were approximately 54%, 14% and 36% of our total revenue in 1997, 1998 and 1999, respectively. Our revenue also includes product development fees and licensing revenue for development activities, which were approximately 46%, 81% and 58% of our total revenue in 1997, 1998 and 1999, respectively. We also receive revenue from royalties on product sales, which were approximately 5% of our total revenue in 1998 and 1999. We received no revenue from royalties on product sales in 1997. Less than 10% of our total revenues in 1997, 1998 and 1999 were derived from product development and licensing activities outside the U.S.

     The table below sets forth the partner, product brand name or active ingredient, therapeutic application, technology and current status for each of our major collaborative agreements.

                         Product
Pharmaceutical          Brand Name
Company Partner    or Active Ingredient      Therapeutic Application      Technology          Current Status
---------------    --------------------    ---------------------------    ----------    ---------------------------
American Home      Loratadine              Non-sedating antihistamine      DuraSolv     Regulatory submission
  Products                                 (generic prescription)                       accepted by the FDA
AstraZeneca        Zomig Rapimelt          Anti-migraine (branded          DuraSolv     Regulatory submission
                                           prescription)                                accepted by the FDA and
                                                                                        commercially available in
                                                                                        Europe
Bristol-Myers      Tempra FirsTabs         Pediatric pain reliever         OraSolv      Commercially available in
  Squibb                                   (over-the-counter)                           Canada
N.V. Organon       Remeron SolTab          Anti-depression (branded        OraSolv      Regulatory submission
                                           prescription)                                accepted by the FDA
Novartis           Triaminic Softchews     Pediatric cold, cough and       OraSolv      Commercially available in
                                           allergy (over-the-counter)                   the U.S. and Canada
Schwarz Pharma     Undisclosed             Undisclosed (branded            DuraSolv     Under development
                                           prescription)

AMERICAN HOME PRODUCTS

     In January 2000, we entered into an exclusive development and license agreement and a supply agreement with an affiliate of American Home Products for a fast dissolve formulation of loratadine, a prescription non-sedating antihistamine product. Loratadine is the active drug compound in Claritin and Claritin Reditabs, for which Schering Corporation has a U.S. patent that is scheduled to expire in 2002. The FDA granted Schering market exclusivity for six months beyond June 2002 and Schering is seeking an extension of its patent. American Home Products is expected to market our DuraSolv formulation of loratadine as a generic alternative to Claritin Reditabs in 2003, unless Schering is successful in its efforts to secure extended exclusive rights to market Claritin. Based on the anticipated life of our patents, we expect the development and license agreement to expire in the U.S. market in 2018. The supply agreement expires on the tenth anniversary of the first commercial shipment of product. However, either agreement may be terminated by American Home Products after a six month notice or by either party upon the occurrence of a default event, such as a material breach of the agreement, that is not cured by the defaulting party within 60 days. Under the development and license agreement, we receive development and milestone payments upon achieving specific milestones and will receive royalties on any sales of the prescription product. Under the supply agreement, we receive payments based on our costs of manufacturing the products. The U.S.

regulatory submission for our DuraSolv formulation of loratadine was accepted for filing by the FDA in the second quarter of 2000. For the three years ending December 31, 1999, we received approximately $1.0 million in development payments from American Home Products. Revenues from American Home Products represented 7% of total revenues in 1999.

ASTRAZENECA

     In September 1997, we entered into a development and license option agreement with an affiliate of AstraZeneca to develop a fast dissolve formulation of AstraZeneca's prescription anti-migraine drug, Zomig. Under the agreement, we received product development and option fees. The development and license option agreement terminated in May 1999 when we entered into a definitive global license agreement with an affiliate of AstraZeneca. Under the license agreement, which is exclusive for the class of anti-migraine compounds of which Zomig is a member, we receive license and product development fees, payments upon achieving specific milestones, and royalties on any sales of the prescription product. Based on the anticipated life of our patents, we expect the license agreement to expire for the U.S. market in 2018. However, the license agreement may be terminated by AstraZeneca after a notice of 180 days or by either party upon the occurrence of a default event, such as a material breach of the agreement, that is not cured by the defaulting party within 30 days. In addition, we have the right to terminate the license agreement if AstraZeneca fails to meet certain regulatory and commercialization obligations. Upon the failure of AstraZeneca to meet minimum sales requirements, or to pay the difference between the royalty amount due on the minimum sales requirement and the royalty amount due on actual sales, we may convert AstraZeneca's exclusive license into a non-exclusive license. In June 1999, the first European regulatory approval of the DuraSolv formulation of AstraZeneca's Zomig Rapimelt was received. In September 1999, AstraZeneca launched Zomig Rapimelt in Europe and it has been approved for marketing in eleven European counties. The U.S. regulatory submission for our DuraSolv formulation of Zomig Rapimelt was accepted for filing by the FDA in the second quarter of 2000. For the three years ending December 31, 1999, we received approximately $5.2 million in net sales of products, up-front fees, milestone and development payments from AstraZeneca. Revenues from AstraZeneca represented 18% of total revenues in 1999. We are currently negotiating a supply agreement with AstraZeneca.

BRISTOL-MYERS SQUIBB

     In June 1997, we signed a multi-country, non-exclusive license agreement with Bristol-Myers Squibb, covering multiple products to be developed using the OraSolv technology. We began manufacturing commercial quantities of the OraSolv dosage form of Tempra, Bristol-Myers Squibb's pediatric pain reliever, in 1997. Mead Johnson, an affiliate of Bristol-Myers Squibb, introduced Tempra in Canada during 1997. During 1998, Bristol-Myers Squibb decided to discontinue marketing Tempra in the U.S., but expects to continue marketing Tempra in Canada through Mead Johnson. In the fourth quarter of 1998, the license agreement was amended to return to us the rights to pediatric pain relievers in the U.S. Bristol-Myers Squibb may terminate the license agreement at anytime by giving us a notice of 40 days and paying us a termination fee equal to the minimum annual royalty amount due for the year of termination less any royalty payments made during the same year. Upon the occurrence of a default event, such as a material breach of the agreement, that is not cured by the defaulting party within 60 days, either party may terminate the agreement. We expect to continue to receive at least minimum royalty payments in connection with sales in Canada through 2002. For the three years ending December 31, 1999, we received approximately $3.9 million in net sales of products, development payments, and royalties from Bristol-Myers Squibb. Revenues from Bristol-Myers Squibb represented 4% of total revenues in 1999.

N.V. ORGANON

     In December 1998, we entered into a development and license option agreement with N.V. Organon, the pharmaceuticals business unit of Akzo Nobel. In December 1999, after expiration of the development and license option agreement, we entered into an exclusive license agreement with Organon International and N.V. Organon for an OraSolv formulation of Remeron, a prescription anti-depression product. The license agreement expires upon expiration of all patents covered under the agreement. Based on the anticipated life of our existing patents, we expect the license agreement to expire in the U.S. market in 2010. The agreement may be terminated by either party upon the occurrence of a default event, such as a material breach of the agreement, that is not cured by the defaulting party within 90 days. In addition, we may terminate the license agreement upon failure to enter into a supply agreement with N.V. Organon by the end of December 2000. Under the agreement, we receive license and product development fees, milestone payments upon achieving specific milestones, and royalties on any sales of the prescription product. The U.S. regulatory submission for the OraSolv formulation of Remeron was accepted for filing by the FDA in the first quarter of 2000. For the three years ending December 31, 1999, we received approximately $3.6 million in up-front fees, milestone and development payments from N.V. Organon. Revenues from N.V. Organon represented 25% of total revenues in 1999. We are currently negotiating a supply agreement with N.V. Organon.

NOVARTIS

     In November 1997, we entered into a development and license option agreement with Novartis Consumer Health, Inc. that covers the use of OraSolv technology with the Novartis Triaminic non-prescription pediatric cold, cough and allergy product line. We received option and product development fees in exchange for the license option and development work. In July 1998, after expiration of the development and license option agreement, we signed a license and a supply agreement with Novartis which is exclusive for pediatric cold, cough and allergy in the U.S. and Canada. In addition, the license agreement includes an option for a second exclusive license covering additional products, and the supply agreement includes an option for Novartis to manufacture the product itself or through a third party. The license agreement expires on a country by country basis upon the later of January 12, 2010 or the expiration of all patents covered by the agreement. Based on the anticipated life of our patents, we expect the license agreement to expire in the U.S. market in 2010. The initial term of the supply agreement expires in 2001. Either agreement may be terminated by either party upon the occurrence of a default event, such as a material breach of the agreement, that is not cured by the defaulting party within 90 days for the license agreement or within 60 days for the supply agreement. In addition, Novartis may terminate the license agreement on or after July 1, 2003, after giving us a notice of nine months and paying us a termination fee of $200,000 plus all accrued amounts owed to us under the agreement. We received product development and milestone payments upon achieving specific milestones under the agreement, and will receive royalties on any sales of Triaminic products. Novartis launched three Triaminic products nationally in July 1999 and launched a fourth Triaminic product during the third quarter of 2000. Through December 31, 1999, we received approximately $9.7 million in net sales of products, up-front fees, milestone and development payments, and royalties from Novartis. Revenues from Novartis, which were principally product sales, represented 42% of total revenues in 1999.

SCHWARZ PHARMA

     In June 2000, we entered into an exclusive development, license and supply agreement with Schwarz Pharma, Inc. to develop and manufacture a DuraSolv formulation of an undisclosed prescription product for distribution in the U.S. Under the agreement, we also granted Schwarz an option that, if exercised before December 31, 2001, requires us to collaborate with Schwarz to develop one additional product. Upon the failure of Schwarz Pharma to meet minimum sales requirements, we may convert Schwarz Pharma's exclusive license into a non-exclusive license. Based on the anticipated life of our patents, we expect the agreement to expire in the U.S. in 2018. However, the agreement may be terminated by either party upon the occurrence of a default event, such as a material breach of the agreement, that is not cured by the defaulting party within 60 days. Under the agreement, we will receive milestone payments upon achieving specific milestones and will receive manufacturing revenue and royalties on sales of the prescription product. A U.S. regulatory submission for our DuraSolv formulation of the undisclosed prescription product is not required. We expect the product to be commercially available in the U.S. during the first half of 2001. Through June 30, 2000, we have not earned any revenues under this agreement.

INTELLECTUAL PROPERTY

     We actively seek, when appropriate, to protect our products and proprietary information by means of U.S. and foreign patents, trademarks and contractual arrangements. We hold seven issued U.S. patents and 14 issued foreign patents covering our technologies. The core U.S. and European patents relate to our fast dissolve and taste masking technologies. We also have 35 U.S. and foreign patent applications pending.

     A description of our issued U.S. patents and their dates of expiration are set forth in the table below. The majority of these patents are composition-of-matter patents. The actual scope of coverage for a patent is governed by the specific claims applicable to the patent. The descriptions set forth below are intended solely to identify patents relevant to various technologies and are not intended to represent the scope of these patents.

                   Patented Technologies                        Expiration Date
                   ---------------------                        ---------------
Core OraSolv fast dissolve technology.......................         2010
The production of compressed effervescent and non-
  effervescent tablets using a tableting aid developed by
  us........................................................    2010 and 2012
Effervescent pediatric vitamin and mineral supplement.......         2010
The formulation of a base coated, acid effervescent mixture
  manufactured by controlled acid base reaction The obtained mixture can be used in the formulation of acid sensitive
  compounds with OraSolv technology or other effervescent
  based products............................................         2013
Taste masking of micro-particles for oral dosage forms......         2015
Core DuraSolv fast dissolve technology......................         2018

     Our success will depend in part on our ability to obtain and enforce patents for our products, processes and technology, to preserve our trade secrets and other proprietary information and to avoid infringing the patents or proprietary rights of others.

     In addition to patents, we rely on trade secrets and proprietary know-how to protect our products, processes and technologies. To protect our rights to trade secrets and proprietary know-how, we require all employees, consultants and advisors to sign confidentiality agreements that prohibit the disclosure or use of confidential information to or by any third party. These agreements also require disclosure and assignment to us of discoveries and inventions made by these individuals while devoted to our activities.

RESEARCH AND PRODUCT DEVELOPMENT

     Our research and product development efforts are focused on developing new product applications for our drug delivery technologies and expanding our technology platform to new areas of drug delivery. As of September 30, 2000, we had 27 scientists and other technicians working on research and product development.

     Our research and product development personnel, support systems and facilities are organized to develop drug delivery formulations from bench-scale through full-scale commercial production under current good manufacturing practice conditions. The key goals for our research and product development efforts include:

     - developing innovative drug delivery products and systems that fulfill pharmaceutical companies' needs;

     - developing, expanding and supporting systems to fulfill good manufacturing practice production at commercial levels required by pharmaceutical company partners;

     - recruiting and training high-quality technical and scientific personnel; and

     - supporting our intellectual property portfolio development.

     For the six months ended June 30, 1999 and 2000, we spent approximately $1.8 million and $2.2 million, respectively, on research and product development. For the years ended December 31, 1997, 1998 and 1999, we spent approximately $3.4 million, $3.3 million and $4.4 million, respectively, on research and product development. We estimate that most of these expenditures were directly related to product development activities for which we received fees and licensing revenues from our pharmaceutical company partners.

BUSINESS DEVELOPMENT

     We market directly to leading pharmaceutical companies for products that we believe would benefit from our fast dissolve technologies. Our strategy has been to leverage the brand names, marketing and sales capabilities of these pharmaceutical companies to maximize the value of our fast dissolve drug delivery technologies. We build our credibility with major pharmaceutical companies by speaking at technical seminars, publishing in technical journals and hosting booths at pharmaceutical and drug delivery conferences.

     We pursue agreements with leading pharmaceutical companies to fund the development of new products incorporating our drug delivery technologies. Once specific milestones have been met under these agreements, we generally enter into license and supply agreements.

MANUFACTURING

     Our primary manufacturing facility is located at our headquarters in Eden Prairie, Minnesota. In 1996, we completed our first production line, which has an estimated production capacity of 200 to 220 million tablets a year. We anticipate that our production requirements in 2000 will use substantially all of our existing capacity. We are developing a second production line using state-of-the-art material transfer and blending systems and integrated high-speed tableting and packaging operations, which we expect will at least double our existing capacity to more than 500 million tablets. We have begun construction of the second production line and expect to integrate it into our operations in the second half of 2001. We currently anticipate spending approximately $6.0 to $8.0 million in total for construction of the second production line. In addition, we plan to construct a second manufacturing and distribution facility. We expect this facility to more than double our production capacity.

     In November 1999, we started construction of a coating unit to provide taste masked active ingredients for our pharmaceutical company partners. We completed construction and placed the new coating unit into service in July 2000. We expect to commercialize our first coated active ingredient, Remeron, in the fourth quarter of 2000 for N.V. Organon. We believe our in-house coating capability will be a key factor in signing new agreements related to prescription pharmaceutical drugs.

     We currently purchase taste masked active drug ingredients for each of our non-prescription products from single sources of supply. We expect to continue to purchase taste masked active ingredients for our non-prescription products. We believe that all other ingredients used in the manufacture of our products are readily available from multiple suppliers or from our pharmaceutical company partners.

     PakSolv, our proprietary packaging process, allows high-speed packing of soft, brittle tablets without breakage, into specially designed protective, child resistant packages and normal blister packages. We believe that this technology, which is the subject of two patent applications, gives us a competitive advantage.

     We plan our manufacturing cycles in advance of actual production in order to address lead times our suppliers may require. We generally do not stock significant quantities of raw materials for a product in excess of a partner's orders nor do we manufacture finished product in excess of a partner's orders.

COMPETITION

     Competition among pharmaceutical products and drug delivery systems is intense. Our primary competitors for developing drug delivery systems and manufacturing the products we develop include other drug delivery, biotechnology and pharmaceutical companies. Many of these competitors have substantially greater financial, technological, manufacturing, marketing, managerial and research and development resources and experience than we have. Our products compete not only with products employing advanced drug delivery systems, but also with products employing conventional dosage forms. These competing products may obtain governmental approval or gain market acceptance more rapidly than our products. New drugs or future developments in alternative drug delivery technologies also may provide therapeutic or cost advantages over our current or future products.

     Fast dissolve tablet technologies that compete with our OraSolv and DuraSolv technologies include the Zydis technology developed by R.P. Scherer Corporation, a wholly-owned subsidiary of Cardinal Health, Inc., the WOWTab technology developed by Yamanouchi Shaklee Pharmaceuticals, the Flashtab technology developed by Laboratories Prographarm and the FlashDose technology developed by Fuisz Technologies Ltd., a wholly-owned subsidiary of Biovail Corporation. The Zydis technology is a fast dissolving oral drug delivery system based on a freeze-dried gelatin tablet. The WOWTab and Flashtab technologies are fast dissolving technologies used in an oral fast dissolving tablet, which are similar to our DuraSolv tablet. R.P. Scherer has commercialized its Zydis technology in several major prescription products in the U.S., including Claritin Reditabs. We believe that other pharmaceutical companies may be developing fast dissolve tablet technologies, which may compete with our technology in the future.

     The principal competitive factors in the market for fast dissolving tablet technologies are compatibility with taste masking techniques, dosage capacity, drug compatibility, cost, ease of manufacture, patient acceptance and required capital investment for manufacturing. We believe that our fast dissolving tablet technologies compete favorably with respect to each of these factors. In a 1997 quantitative consumer study that we conducted, consumers generally preferred the OraSolv formulation to the Zydis formulation of the same active drug ingredient. We believe we also offer potential pharmaceutical company partners the largest selection of oral fast dissolve drug delivery technologies.

GOVERNMENT REGULATION

     Numerous governmental authorities in the U.S. and other countries extensively regulate the activities of pharmaceutical manufacturers. In the U.S., pharmaceutical products are subject to rigorous regulation by the Food and Drug Administration. The Federal Food, Drug, and Cosmetic

Act and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, safety, storage, record keeping, labeling advertising, promotion, marketing and distribution of pharmaceutical products. If we fail to comply with the applicable requirements, we may be subject to administrative or judicially imposed sanctions such as warning letters, fines, injunctions, product seizures or recalls, total or partial suspension of production, or FDA refusal to approve pending pre-market approval applications or supplements to approved applications, as well as criminal prosecution.

     FDA approval generally is required before a new drug product may be marketed in the U.S. Many over-the-counter, or OTC, drug products are exempt, however, from the FDA's pre-marketing approval requirements. Whether or not products require FDA approval, drug products remain subject to various ongoing FDA regulations, including good manufacturing practice requirements, labeling requirements and warning statements, advertising restrictions related to product labeling and drug ingredient specifications. Products and their manufacturing facilities are subject to FDA inspection, and failure to comply with applicable regulatory requirements may lead to administrative or judicially imposed penalties.

     We expect that our pharmaceutical company partners will seek any required FDA approvals in connection with the introduction of new products we develop for them under a collaborative agreement. The FDA submission and approval process may require significant commitments of our time and resources. The FDA approval process may delay or prevent the marketing of our products. We cannot be sure that approvals will be obtained, or that any such approvals will have the scope necessary for successful commercialization of these products. Even after an addendum or supplement to a new drug application is approved, existing FDA procedures may delay initial product shipment and materially reduce the period during which there is an exclusive right to exploit patented products or technologies.

     Prior to marketing a product internationally, we are likely to be required to obtain foreign regulatory approval. Foreign approval procedures vary from country to country and the time required for approval may result in delays in, or ultimately prevent, the marketing of a product. We expect our pharmaceutical company partners to obtain any necessary government approvals in foreign countries. However, we may have to spend considerable amounts of time and resources to support the submission and approval of these foreign filings. In addition, our manufacturing facility may be subject to inspections by foreign agencies, similar to the FDA, to allow for the marketing of our products in a foreign country.

     Our manufacturing facility is registered with the FDA. We must inform the FDA of every drug product we have in commercial distribution and keep an updated list of those drugs. Our manufacturing facility also is inspected by the FDA and must comply with good manufacturing practices regulations at all times during the manufacture and processing of drug products. The FDA completed inspections of our Eden Prairie and Brooklyn Park facilities in August 2000, as part of the pre-approval inspection process for three regulatory submissions currently under review by the FDA. We were not cited for any significant shortcomings relating to the pre-approval inspections nor were we cited for any significant shortcomings in compliance with good manufacturing practices regulations. We cannot guarantee that any future FDA inspections will proceed without any compliance issues requiring time and resources to resolve. Our facilities also must be inspected by, and we have received a license from, the Minnesota Board of Pharmacy for the manufacture of drug products.

     We are subject to regulation under various federal, state and local laws, rules, regulations and policies regarding, among other things, occupational safety, environmental protection, the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain regulated materials and wastes, and product advertising and promotion. We believe that we have complied with these laws and regulations in all material respects, and we have not been required to take any action to correct any material noncompliance. We do not currently anticipate that any material capital expenditures will be required in order to comply with these laws or that compliance with these laws will have a material effect on our business or financial condition. We are unable to predict, however, the impact on our business of any changes that may be made in these laws or of any new laws or regulations that may be imposed in the future. We cannot be sure that we will not be required to incur significant compliance costs or be held liable for damages resulting from any violation of these laws and regulations.

EMPLOYEES

     As of September 30, 2000, we had 119 full-time employees, with 87 employees in Eden Prairie and 32 in Brooklyn Park. Of these employees, 71 are engaged in manufacturing, 27 in research and development and 21 in executive management and office support. None of our employees is subject to a collective bargaining agreement nor have we ever experienced a work stoppage. We believe our employee relations are good.

FACILITIES

     We lease a 75,000 square foot facility in Eden Prairie, Minnesota, a suburb of Minneapolis, which houses our corporate headquarters, manufacturing facility and warehouse space. This facility has adequate space for two production lines, the second of which is under construction. The lease has an initial term expiring on June 1, 2009. We have the option to extend the lease term for one period of ten years with a minimum annual base rent (exclusive of real estate taxes and maintenance fees) of $500,000 for the first five years and $550,000 for the second five years of the ten-year option term.

     We also lease 32,000 square feet of office, research and development and manufacturing space in Brooklyn Park, Minnesota. The lease expires in September 2001, but is renewable at our option for two additional five-year periods.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information regarding our executive officers and directors as of September 30, 2000.

                  Name                      Age                      Position(s)
                  ----                      ---                      -----------
John M. Siebert, Ph.D...................    60     President, Chief Executive Officer and Director
John Hontz, Ph.D........................    44     Chief Operating Officer
David A. Feste..........................    49     Vice President, Chief Financial Officer and
                                                        Secretary
Mark D. Hankins.........................    40     Vice President, Business Development
Donald P. Sims, Ph.D....................    46     Vice President, Quality Assurance
Terrence W. Glarner(1)(2)...............    57     Chairman of the Board and Director
Steven B. Ratoff(1)(2)..................    58     Director
Joseph R. Robinson, Ph.D.(1)............    60     Director

------------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

     John M. Siebert, Ph.D. has been our President and Chief Executive Officer since September 1995 and has served as a director since May 1992. From 1992 to 1995, Dr. Siebert was Vice President, Technical Affairs at Dey Laboratories, Inc., a pharmaceutical company. From 1988 to 1992, Dr. Siebert worked at Miles, Inc. Dr. Siebert has also been employed by E.R. Squibb & Sons, Inc., G.D. Searle & Co. and The Procter & Gamble Company.

     John Hontz, Ph.D. has been our Chief Operating Officer since January 2000. From 1997 to January 2000, Dr. Hontz was our Vice President of Research and Development. From 1995 to 1997, Dr. Hontz was senior Group Leader of Product Development at Glaxo Wellcome plc, a pharmaceutical company. From 1987 to 1995, Dr. Hontz was with Burroughs-Wellcome, which was acquired by Glaxo in 1995, most recently as Section Head of Product Development.

     David A. Feste has been our Vice President, Chief Financial Officer and Secretary since March 2000. From 1995 to 1999, Mr. Feste was Vice President and Chief Financial Officer for Orphan Medical, Inc., a pharmaceutical company. From 1992 to 1995, Mr. Feste was self-employed as a financial consultant. From 1985 to 1991, Mr. Feste was with Tonka Corporation, most recently as its Corporate Vice President of Financial Services and Audit.

     Mark D. Hankins has been our Vice President, Business Development since September 2000. From 1994 to 2000, Mr. Hankins was Director, Technology Licensing and Acquisition at Aventis Pasteur, the vaccine division of Aventis Corporation, a pharmaceutical and agricultural company. Prior to his employment at Aventis Pasteur, Mr. Hankins was a Technology Licensing Specialist at the National Institutes of Health's Office of Technology Transfer. Mr. Hankins is a registered patent attorney at the U.S. Patent and Trademark Office.

     Donald P. Sims, Ph.D. has been our Vice President, Quality Assurance since September 2000. From 1997 to 2000, Dr. Sims was Director, Quality Operations at Solvay Pharmaceuticals. From 1989 to 1997, Dr. Sims was a director of quality for three biotechnology companies. Prior to that, Dr. Sims was Director, Quality Control for Boehringer Ingelheim Pharmaceuticals and worked for the Mead Johnson division of Bristol Myers.

     Terrence W. Glarner has served as a director since July 1990 and has served as the Chairman of the Board of Directors since April 1995. Mr. Glarner has been President of West Concord Ventures, Inc., a venture capital firm, since 1993. He also consults with Norwest

Venture Capital. Mr. Glarner was President of North Star Ventures, Inc. from 1988 to 1993 and held various other positions there since 1976. Mr. Glarner is a Chartered Financial Analyst. He serves as a director of Aetrium Incorporated, Datakey, Inc., FSI International, Inc. and Premis Corporation, as well as of several privately-held corporations.

     Steven B. Ratoff has served as a director since March 1995. Mr. Ratoff has been Executive Vice President and Chief Financial Officer of Brown-Forman Corporation, a consumer products company, since 1994. From 1992 to 1994, Mr. Ratoff was a private investor in a number of small privately-held companies. Mr. Ratoff was Senior Vice President and Chief Financial Officer of the Pharmaceutical Group of Bristol-Myers Squibb from 1990 to 1992. Mr. Ratoff serves as a director of Inkine Pharmaceutical Company.

     Joseph R. Robinson, Ph.D. has served as a director since January 1993. Dr. Robinson is Professor of Pharmacy, University of Wisconsin at Madison. Dr. Robinson is the past President of the Controlled Release Society and of the American Association of Pharmaceutical Scientists. Dr. Robinson serves as a director of Emisphere Technologies, Inc. He also serves on the scientific advisory boards of several companies.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table presents information regarding beneficial ownership of our common stock as of September 30, 2000, held by each person known by us to be the beneficial owner of more than 5% of our common stock, each executive officer, each director, each selling stockholder and all executive officers and directors as a group. The table also presents the same information as adjusted to reflect the sale of shares offered hereby. In addition, the table provides information with respect to the number of shares of common stock that certain of our stockholders are obligated to sell if the underwriters exercise their over-allotment option and the impact that this will have on those stockholders' post-offering common stock holdings. In accordance with the rules of the SEC, beneficial ownership includes the shares issuable pursuant to stock options that are exercisable within 60 days of September 30, 2000. Shares issuable pursuant to stock options are considered outstanding for computing the percentage of the person holding the options but are not considered outstanding for computing the percentage of any other person. The number of shares of common stock outstanding after this offering includes the 2,950,000 shares of common stock being offered for sale by us in this offering. The percentage of beneficial ownership for the following table is based on 10,951,024 shares of common stock outstanding as of September 30, 2000 and 13,901,024 shares of common stock outstanding after the completion of this offering, assuming no exercise of the underwriters' over-allotment option and 14,283,524 shares of common stock outstanding after completion of this offering assuming full exercise of the underwriters' over-allotment option. To our knowledge, except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

                                                                                                   Assuming the Over-Allotment
                                                                                                    Option is Exercised by the
                                                                                                       Underwriters in Full
                                                Shares Beneficially      Shares Beneficially     --------------------------------
                                                 Owned Prior to the        Owned After the                   Shares Owned After
                                                      Offering                 Offering          Shares         the Offering
                                               ----------------------   ----------------------    to be    ----------------------
Beneficial Owner                                Number     Percentage    Number     Percentage   Offered    Number     Percentage
----------------                               ---------   ----------   ---------   ----------   -------   ---------   ----------
Franklin Resources, Inc.
 777 Mariners Island Boulevard
 San Mateo, California 94404(1)..............  1,088,000      9.9       1,088,000      7.8            --   1,088,000      7.6
Capital Research and Management Company
 And SMALLCAP World Fund, Inc.
 333 South Hope Street
 Los Angeles, California 90071(2)............    617,200      5.6         617,200      4.4            --     617,200      4.3
Douglas C. Floren
 600 Steamboat Road
 Greenwich, Connecticut 06830(3).............    572,000      5.2         572,000      4.1            --     572,000      4.0
Raymond A. Lipkin
 161 Ferndale Avenue South
 Wayzata, Minnesota 55391(4).................    565,100      5.2         565,100      4.1            --     565,100      4.0
John M. Siebert, Ph.D.(5)....................    385,166      3.4         385,166      2.7        40,000     345,166      2.4
David A. Feste(6)............................     28,667        *          28,667        *        20,000       8,667        *
John Hontz, Ph.D.(7).........................    138,999      1.3         138,999      1.0        40,000      98,999        *
Terrence W. Glarner(8).......................    119,957      1.1         119,957        *        25,000      94,957        *
Steven B. Ratoff(9)..........................    125,355      1.1         125,355        *        35,000      90,355        *
Joseph R. Robinson, Ph.D.(10)................     92,095        *          92,095        *        35,000      57,095        *
All executive officers and directors as a
 group (6 persons)(11).......................    890,239      7.6         890,239      6.1       195,000     695,239      4.7

------------
  *  Less than one percent.

 (1) The securities reported are beneficially owned by one or more open or closed-end investment companies or other managed accounts, which are advised by direct and indirect investment advisory subsidiaries of Franklin Resources, Inc. The adviser subsidiaries may be deemed to be the beneficial owner of the securities reported. Franklin Advisers, Inc. has sole voting and dispositive power on the entire 1,088,000 shares. Charles B. Johnson and Reupert H. Johnson, Jr. each own in excess of 10% of the outstanding common stock of Franklin Resources. Franklin Resources, Charles B. Johnson and Reupert H. Johnson, Jr. may be deemed to be the beneficial owner of securities held by persons and entities advised by Franklin Resources. Franklin Resources, Charles B. Johnson, Reupert H. Johnson, Jr. and each of Franklin Resources' adviser subsidiaries disclaim any economic interest or beneficial ownership in any of the securities reported. The information relating to the beneficial ownership of Franklin Resources, Inc. has been derived from the Schedule 13G filed by Franklin Resources, Charles B. Johnson, Reupert H. Johnson, Jr. and Franklin Advisers, Inc. on August 10, 2000.

 (2) The information relating to the beneficial ownership of Capital Research and Management Company and SMALLCAP World Fund, Inc. has been derived from the Schedule 13G filed by Capital Research and Management Company and SMALLCAP World Fund, Inc. on February 11, 2000.

 (3) Includes shares held by DCF Advisers, L.L.C., DCF Partners, L.P. and DCF Capital, L.L.C. The information relating to the beneficial ownership of Douglas C. Floren, DCF Advisers, L.L.C., DCF Partners, L.P. and DCF Capital, L.L.C. has been derived from the Schedule 13D filed by Douglas C. Floren, DCF Advisers, L.L.C., DCF Partners, L.P. and DCF Capital, L.L.C. on September 8, 2000.

 (4) Includes (i) 15,000 shares held jointly with Mr. Lipkin's spouse; (ii) 56,500 shares held by Koloa Limited Partnership, a family partnership in which Mr. Lipkin and his spouse are general partners; and (iii) 22,000 shares held by Mr. Lipkin on behalf of certain members of his family. Mr. Lipkin disclaims beneficial ownership with respect to all but the 471,600 shares over which he has sole voting and dispositive power, 71,500 shares held jointly with Mrs. Lipkin and his proportionate interest in the family partnership. The information relating to the beneficial ownership of Raymond A. Lipkin has been derived from the Schedule 13D filed by Raymond
     A. Lipkin on September 5, 2000.

 (5) Includes 339,166 shares that may be acquired within 60 days of September 30, 2000, pursuant to outstanding options. The shares to be offered will be acquired pursuant to option exercises.

 (6) Includes 28,667 shares that may be acquired within 60 days of September 30, 2000, pursuant to outstanding options. The shares to be offered will be acquired pursuant to option exercises.

 (7) Includes 132,499 shares that may be acquired within 60 days of September 30, 2000, pursuant to outstanding options. The shares to be offered will be acquired pursuant to option exercises.

 (8) Includes 89,517 shares that may be acquired within 60 days of September 30, 2000, pursuant to outstanding options.

 (9) Includes (i) 5,000 shares held jointly with Mr. Ratoff's spouse; (ii) 37,500 shares held in individual retirement accounts for the benefit of Mr. Ratoff; and (iii) 82,855 shares that may be acquired within 60 days of September 30, 2000, pursuant to outstanding options. The shares to be offered are held in individual retirement accounts for the benefit of Mr. Ratoff.

(10) Includes 92,095 shares that may be acquired within 60 days of September 30, 2000, pursuant to outstanding options. The shares to be offered will be acquired pursuant to option exercises.

(11) Includes 764,799 shares that may be acquired within 60 days of September 30, 2000, pursuant to outstanding options. Of the shares to be offered, 135,000 will be acquired pursuant to option exercises.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from CIMA the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                                 Number
                        Underwriter                             of Shares
                        -----------                             ---------
Deutsche Bank Securities Inc................................    1,650,000
SG Cowen Securities Corporation.............................    1,000,000
Fahnestock & Co. Inc........................................      300,000
                                                                ---------
       Total................................................    2,950,000
                                                                =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, our counsel and independent auditors. The underwriters have committed to purchase all shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of the shares are purchased.

     The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at a price that represents a concession not in excess of $1.80 per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.10 per share to other dealers. After the public offering, the representatives of the underwriters may change the offering price and other selling terms.

     We and the selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 247,500 additional shares of common stock from us, and up to 195,000 shares of common stock from the selling stockholders, at the public offering price less the underwriting discounts and commissions, set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above tables bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 2,950,000 shares are being offered.

     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is 6% of the public offering price. We have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                        Without             With
                                                                      Exercise of       Exercise of
                                                                     Over-Allotment    Over-Allotment
                                                        Per Share        Option            Option
                                                        ---------    --------------    --------------
Fees paid by CIMA LABS INC..........................      $3.00        $8,850,000        $9,592,500
Fees paid by the selling stockholders...............      $3.00        $        0        $  585,000

     We estimate that our expenses for this offering, excluding underwriting discounts and commissions, will be approximately $400,000. The selling stockholders will not pay any of these expenses.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make with regard to these potential liabilities.

     We and all of our executive officers and directors have agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of common stock, or options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 90 day period following the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc., except, in our case, pursuant to our employee benefit plans, qualified stock plans and other employee compensation plans existing on the date of this prospectus and pursuant to currently outstanding options and rights. Deutsche Bank Securities Inc. may give this consent at any time without public notice.

     The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover these over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     In connection with this offering, certain underwriters or their affiliates may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in this offering. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Rule 103 limits the net purchases by a passive market maker on each day to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period. The passive market maker must stop its passive market making transactions for the rest of that day when such limit is reached. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     In March 2000, we engaged Deutsche Bank Securities Inc., to act as the placement agent in the private placement of 1,100,000 shares of our common stock to a limited number of institutional investors. We paid Deutsche Bank Securities Inc. a customary fee for its services in the private placement.

                                 LEGAL MATTERS

     Faegre & Benson LLP, Minneapolis, Minnesota, will provide us with an opinion as to the validity of the common stock offered under this prospectus. Dorsey & Whitney LLP, Minneapolis, Minnesota, will pass upon certain legal matters related to the offering for the underwriters.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given upon their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy these reports, proxy statements and other information at the Commission's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Call (800) SEC-0330 for more information on the Public Reference Room. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The site's address is "www.sec.gov."

     We have filed a Registration Statement on Form S-3 under the Securities Act with respect to this offering. For further information regarding us and our common stock you should refer to the Registration Statement and its exhibits and schedules.

                           INCORPORATION BY REFERENCE

     The Commission allows us to "incorporate by reference" the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information in documents that we file later with the Commission will automatically update and supersede this information.

     We incorporate by reference the documents listed below:

     - Our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1999 (including information specifically incorporated by reference into our Form 10-K from our 2000 Annual Report to Stockholders and our definitive Notice and Proxy Statement for our 2000 Annual Meeting of Stockholders);

     - Quarterly reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

     - Current Report on Form 8-K dated October 26, 2000; and

     - The description of our Common Stock contained in our Registration Statement on Form 8-A, dated September 11, 1990.

     We also incorporate by reference into this prospectus all documents that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

     We will provide to each person, including any beneficial owner, to whom a prospectus is delivered a copy of any or all of these documents (other than exhibits unless the exhibits are specifically incorporated by reference into the document), without charge, upon written or oral request to: CIMA LABS INC., 10000 Valley View Road, Eden Prairie, MN 55344-9361,
Attention: Secretary, telephone (952) 947-8700.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                                 CIMA LABS INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Auditors..............................    F-2
Balance Sheets..............................................    F-3
Statements of Operations....................................    F-4
Statements of Cash Flows....................................    F-5
Statements of Changes in Stockholders' Equity...............    F-6
Notes to Financial Statements...............................    F-7

                         REPORT OF INDEPENDENT AUDITORS
Board of Directors
CIMA LABS INC.

     We have audited the accompanying balance sheets of CIMA LABS INC. as of December 31, 1999 and 1998, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIMA LABS INC. at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Minneapolis, Minnesota
February 11, 2000, except for Note 9
as to which the date is March 17, 2000

                                 CIMA LABS INC.
                                 BALANCE SHEETS

                                                      AS OF DECEMBER 31,
                                                  --------------------------        AS OF
                                                     1998           1999        JUNE 30, 2000
                                                  -----------    -----------    -------------
                                                                                 (UNAUDITED)
                    ASSETS

Current assets:
  Cash and cash equivalents...................    $ 2,722,590    $ 2,480,698     $ 9,775,295
  Available-for-sale securities...............             --             --       5,919,222
  Accounts receivable, net....................      1,654,796      3,058,258       5,209,276
  Inventories, net............................        479,045      2,772,429       1,902,529
  Prepaid expenses............................         79,866         73,042         109,371
                                                  -----------    -----------     -----------
Total current assets..........................      4,936,297      8,384,427      22,915,693
Other assets:
  Lease deposits..............................        345,146        318,699         166,614
  Patents and trademarks, net.................        204,648        207,243         192,359
                                                  -----------    -----------     -----------
Total other assets............................        549,794        525,942         358,973
Property, plant and equipment:
  Construction in progress....................         72,204      2,150,508       6,664,463
  Equipment...................................      9,314,867      8,817,331       8,817,331
  Leasehold improvements......................      4,757,169      4,783,420       4,783,420
  Furniture and fixtures......................        604,204        604,204         604,204
                                                  -----------    -----------     -----------
                                                   14,748,444     16,355,463      20,869,418
  Less accumulated depreciation...............     (5,318,107)    (5,996,024)     (6,687,809)
                                                  -----------    -----------     -----------
                                                    9,430,337     10,359,439      14,181,609
                                                  -----------    -----------     -----------
       Total assets...........................    $14,916,428    $19,269,808     $37,456,275
                                                  ===========    ===========     ===========
     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................    $   670,597    $ 2,402,726     $   687,397
  Accrued expenses............................        835,043      1,229,179       1,317,939
  Notes payable...............................             --        195,748              --
  Advance royalties...........................        459,105        137,084              --
  Current portion of long term debt...........             --        150,000         150,000
  Current portion of lease obligations........         64,998         71,485          74,968
                                                  -----------    -----------     -----------
Total current liabilities.....................      2,029,743      4,186,222       2,230,304
Long term debt................................             --      3,350,000       3,457,187
Lease obligations.............................        231,145        159,660         121,285
                                                  -----------    -----------     -----------
Total liabilities.............................      2,260,888      7,695,882       5,808,776
Stockholders' equity:
  Convertible preferred stock, $0.01 par
     value:
     5,000,000 shares authorized; none
     outstanding..............................             --             --              --
  Common stock, $0.01 par value:
     20,000,000 shares authorized; 9,610,394,
     9,646,241, and 10,858,639 shares issued
     and outstanding at December 31, 1998 and
     1999, and at June 30, 2000,
     respectively.............................         96,104         96,462         108,586
     Additional paid-in capital...............     57,274,274     57,454,661      77,373,340
     Accumulated deficit......................    (44,714,838)   (45,977,197)    (45,834,427)
                                                  -----------    -----------     -----------
Total stockholders' equity....................     12,655,540     11,573,926      31,647,499
                                                  -----------    -----------     -----------
       Total liabilities and stockholders'
          equity..............................    $14,916,428    $19,269,808     $37,456,275
                                                  ===========    ===========     ===========

                            See accompanying notes.

                                 CIMA LABS INC.

                            STATEMENTS OF OPERATIONS

                                                                                  SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                   JUNE 30,
                                    ---------------------------------------   -------------------------
                                       1997          1998          1999          1999          2000
                                    -----------   -----------   -----------   -----------   -----------
                                                                                     (UNAUDITED)
Revenues:
  Net sales.......................  $ 2,628,069   $ 1,097,465   $ 4,839,511   $ 1,433,862   $ 6,096,355
  Product development fees and
    licensing.....................    2,282,166     6,140,894     7,817,846     3,382,605     4,391,213
  Royalties.......................           --       373,764       735,107       193,967       979,000
                                    -----------   -----------   -----------   -----------   -----------
Total revenues....................    4,910,235     7,612,123    13,392,464     5,010,434    11,466,568
                                    -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Cost of goods sold..............    4,376,412     4,475,867     7,545,341     2,968,254     6,725,214
  Research and product
    development...................    3,363,544     3,307,582     4,388,902     1,826,968     2,217,109
  Selling, general and
    administrative................    3,487,239     3,137,952     2,836,573     1,443,598     1,848,842
                                    -----------   -----------   -----------   -----------   -----------
Total operating expense...........   11,227,195    10,921,401    14,770,816     6,238,820    10,791,165
                                    -----------   -----------   -----------   -----------   -----------
Other income (expense):
  Interest income, net............      336,310       152,366        10,327        27,987       282,546
  Other income (expense)..........      142,255       (30,567)      105,666        16,440       (15,842)
                                    -----------   -----------   -----------   -----------   -----------
                                        478,565       121,799       115,993        44,427       266,704
                                    -----------   -----------   -----------   -----------   -----------
Income (loss) before cumulative
  effect of a change in accounting
  principle.......................   (5,838,395)   (3,187,479)   (1,262,359)   (1,183,959)      942,107
Cumulative effect of a change in
  accounting principle, net of
  income taxes....................           --            --            --            --      (799,337)
                                    -----------   -----------   -----------   -----------   -----------
Net income (loss).................  $(5,838,395)  $(3,187,479)  $(1,262,359)  $(1,183,959)  $   142,770
                                    ===========   ===========   ===========   ===========   ===========
Net income (loss) per share:
  Basic
    Net income (loss) per share
      before cumulative effect of
      a change in accounting
      principle...................  $      (.61)  $      (.33)  $      (.13)  $      (.12)  $       .09
    Net loss per share from
      cumulative effect of a
      change in accounting
      principle...................           --            --            --            --          (.08)
                                    -----------   -----------   -----------   -----------   -----------
  Net income (loss) per basic
    share.........................  $      (.61)  $      (.33)  $      (.13)  $      (.12)  $       .01
                                    ===========   ===========   ===========   ===========   ===========
  Diluted
    Net income per share before
      cumulative effect of a
      change in accounting
      principle...................  $      (.61)  $      (.33)  $      (.13)  $      (.12)  $       .08
    Net loss per share from
      cumulative effect of a
      change in accounting
      principle...................           --            --            --            --          (.07)
                                    -----------   -----------   -----------   -----------   -----------
  Net income (loss) per diluted
    share.........................  $      (.61)  $      (.33)  $      (.13)  $      (.12)  $       .01
                                    ===========   ===========   ===========   ===========   ===========
Weighted average shares
  outstanding:
  Basic...........................    9,518,679     9,610,104     9,615,280     9,610,394    10,375,963
  Diluted.........................    9,518,679     9,610,104     9,615,280     9,610,394    11,393,366
Pro forma amounts assuming the
  accounting change were applied
  retroactively (unaudited):
    Net income (loss).............  $(6,257,851)  $(3,955,980)  $  (873,738)  $  (622,044)  $   942,107
    Net income (loss) per diluted
      share.......................  $      (.66)  $      (.41)  $      (.09)  $      (.06)  $       .08
    Weighted average diluted
      shares......................    9,518,679     9,610,104     9,615,280     9,610,394    11,393,366

                             See accompanying notes

                                 CIMA LABS INC.

                            STATEMENTS OF CASH FLOWS

                                                                                        SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                       JUNE 30,
                                     ------------------------------------------    ---------------------------
                                         1997           1998           1999           1999            2000
                                     ------------    -----------    -----------    -----------    ------------
                                                                                           (UNAUDITED)
OPERATING ACTIVITIES
Net loss.........................    $ (5,838,395)   $(3,187,479)   $(1,262,359)   $(1,183,959)   $    142,770
Adjustment to reconcile net loss
  to net cash used in operating
  activities:
  Depreciation and
    amortization.................       1,051,679      1,653,319      1,635,017        897,299         743,808
  Loss on impairment of assets...              --             --        358,291             --         400,000
  Gain on sale of property, plant
    and equipment................              --          4,734             --             --              --
  Cumulative effect of change in
    accounting principle.........              --             --             --             --         799,337
  Changes in operating assets and
    liabilities:
    Accounts receivable..........      (1,350,236)       (56,982)    (1,403,462)      (666,404)     (2,151,018)
    Inventories..................         (96,032)       151,574     (2,293,384)    (1,185,934)        869,900
    Prepaid expenses.............         (74,925)        66,939          6,824        (38,333)        (36,329)
    Accounts payable.............        (135,658)       541,885      1,732,129        660,674      (1,715,329)
    Accrued expenses.............          91,178        214,462        394,136        (43,739)        (61,240)
    Advance royalties............         491,405       (282,300)      (322,021)         9,229        (137,084)
    Deferred revenue.............              --             --             --             --        (649,337)
                                     ------------    -----------    -----------    -----------    ------------
Net cash used in operating
  activities.....................      (5,860,984)      (893,848)    (1,154,829)    (1,551,167)     (1,794,522)
                                     ------------    -----------    -----------    -----------    ------------
INVESTING ACTIVITIES
Purchases of property, plant and
  equipment......................        (772,262)      (406,686)    (2,819,700)      (420,478)     (4,913,955)
Purchases of available-for-sale
  securities.....................     (29,469,496)            --             --             --      (5,919,222)
Proceeds from maturities of
  available-for-sale
  securities.....................      33,789,358      3,277,300             --             --              --
Proceeds from sale of property,
  plant and equipment............              --         33,000             --             --              --
Patents and trademarks...........        (111,470)       (88,841)      (105,305)       (32,280)        (37,139)
                                     ------------    -----------    -----------    -----------    ------------
Net cash (used in) provided by
  investing activities...........       3,436,130      2,814,773     (2,925,005)      (452,758)    (10,870,316)
                                     ------------    -----------    -----------    -----------    ------------
FINANCING ACTIVITIES
Proceeds from exercises of stock
  options........................         654,582          5,700        180,745             --         530,803
Net proceeds from stock
  offering.......................              --             --             --             --      19,400,000
Proceeds from long term debt.....              --             --      3,500,000             --              --
Notes payable....................              --             --        195,748             --         (88,561)
Security deposits on leases......         250,000       (304,495)        26,447             --         152,085
Payments on capital lease
  obligations....................              --        (45,300)       (64,998)            --         (34,892)
                                     ------------    -----------    -----------    -----------    ------------
Net cash provided by (used in)
  financing activities...........         904,582       (344,095)     3,837,942             --      19,959,435
                                     ------------    -----------    -----------    -----------    ------------
Increase (decrease) in cash and
  cash equivalents...............      (1,520,272)     1,576,830       (241,892)    (2,003,925)      7,294,597
Cash and cash equivalents at
  beginning of period............       2,666,032      1,145,760      2,722,590      2,722,590       2,480,698
                                     ------------    -----------    -----------    -----------    ------------
Cash and cash equivalents at end
  of period......................    $  1,145,760    $ 2,722,590    $ 2,480,698    $   718,665    $  9,775,295
                                     ============    ===========    ===========    ===========    ============
SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING AND FINANCING
  ACTIVITIES
Acquisition of equipment pursuant
  to capital lease...............    $         --    $   341,443    $        --    $        --    $         --

                            See accompanying notes.

                                 CIMA LABS INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                        COMMON STOCK
                                    ---------------------     ADDITIONAL      ACCUMULATED
                                      SHARES      AMOUNT    PAID-IN CAPITAL     DEFICIT         TOTAL
                                    ----------   --------   ---------------   ------------   -----------
BALANCE AT DEC. 31, 1996..........   9,411,589   $ 94,116     $56,586,958     $(35,659,942)  $21,021,132
  Stock options exercised.........     191,968      1,920         652,662               --       654,582
  Exercise of stock warrants......       4,837         48          28,974          (29,022)           --
  Net loss........................          --         --              --       (5,838,395)   (5,838,395)
                                    ----------   --------     -----------     ------------   -----------
BALANCE AT DEC. 31, 1997..........   9,608,394     96,084      57,268,594      (41,527,359)   15,837,319
  Stock options exercised.........       2,000         20           5,680               --         5,700
  Net loss........................          --         --              --       (3,187,479)   (3,187,479)
                                    ----------   --------     -----------     ------------   -----------
BALANCE AT DEC. 31, 1998..........   9,610,394     96,104      57,274,274      (44,714,838)   12,655,540
  Stock options exercised.........      35,847        358         180,387               --       180,745
  Net loss........................          --         --              --       (1,262,359)   (1,262,359)
                                    ----------   --------     -----------     ------------   -----------
BALANCE AT DEC 31, 1999...........   9,646,241     96,462      57,454,661      (45,977,197)   11,573,926
  Issuance of common stock in
    connection with a private
    placement, net of offering
    costs of $1,500,000...........   1,100,000     11,000      19,389,000               --    19,400,000
  Stock options exercised.........     112,398      1,124         529,679               --       530,803
  Net income......................          --         --              --          142,770       142,770
                                    ----------   --------     -----------     ------------   -----------
BALANCE AT JUNE 30, 2000
  (UNAUDITED).....................  10,858,639   $108,586     $77,373,340     $(45,834,427)  $31,647,499
                                    ==========   ========     ===========     ============   ===========

                            See accompanying notes.

                                 CIMA LABS INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  BUSINESS ACTIVITY

     CIMA LABS INC. (the "Company"), a Delaware corporation, develops and manufactures fast-dissolve and enhanced-absorption oral drug delivery systems. OraSolv and DuraSolv, the Company's leading proprietary fast-dissolve technologies, are oral dosage forms incorporating taste-masked active drug ingredients into tablets which dissolve quickly in the mouth without chewing or water. The Company develops applications for technologies that are licensed to pharmaceutical company partners. The Company currently manufactures and packages six commercial products incorporating its proprietary fast-dissolve technologies. Revenues are generated from license agreements, product development fees, products manufactured using fast-dissolve technologies and royalties.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash Equivalents

     The Company considers highly liquid investments with maturities of ninety days or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates fair market value.

     Patents and Trademarks

     Costs incurred in obtaining patents and trademarks are amortized on a straight-line basis over sixty months. Accumulated amortization was approximately $625,000 at December 31, 1998, $728,000 at December 31,1999 and $803,000 at June 30, 2000. The Company periodically reviews its patents and trademarks for impairment in value. Any adjustment from the analysis is charged to operations.

     Property, Plant and Equipment

     Property, plant and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives ranging from three to twelve years. Depreciation expense was approximately $919,000 in 1997; $1,538,000 in 1998; $1,533,000 in 1999; and $700,000 for the six months ended
June 30, 2000.

     Inventories

     Inventories, consisting of materials and packaging, are valued at a standard cost method using the first-in first-out (FIFO) for inventory turn over and control. Inventories are shown net of reserves for obsolescence of approximately $157,000 at December 31, 1998, $537,000 at December 31, 1999 and $160,000 at June 30, 2000.

     Impairment of Long-Lived Assets

     The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flow estimated to be generated by those assets are less than the assets' carrying amount. During the year ended December 31, 1999, the Company recognized approximately $358,000 of impairment losses on equipment no longer used in operations with an original cost of $1,200,000. The cost and associated accumulated depreciation have been removed from the equipment balances on the accompanying December 31, 1999 balance sheet.

                                 CIMA LABS INC.

                         NOTES TO FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Stock-Based Compensation

     The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Income Taxes

     Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities.

     Revenue Recognition

     The Company recognizes revenues from product sales upon shipment; revenues from product development fees as services are rendered and as milestones are achieved; revenues from non-refundable up-front license fees upon signing the related development and license agreement; and revenues from royalties are accrued quarterly based on the sales made by a licensee.

     In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements." SAB 101 requires that up-front license fees received from research collaborators be recognized over the term of the agreement unless the fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process. The Company implemented SAB 101 in its second quarter ended on June 30, 2000, retroactive to January 1, 2000. The Company reported a charge to earnings of $799,337 for the cumulative effect of a change in accounting principle, which is included in income for the six-month period ended June 30, 2000. The effect of the change on the six-month period ended June 30, 2000 was to increase income before cumulative effect of the change in accounting principle $649,337 or $0.06 per diluted share. The pro forma amounts presented in the income statement were calculated assuming the accounting change was made retroactively to prior periods.

     For the six months ended June 30, 2000, the Company recognized $799,337 in revenue that is included in the cumulative effect adjustment as of January 1, 2000. The effect of that revenue in the six-month period ended June 30, 2000 was to increase income by $799,337.

     Research and Development Costs

     For financial reporting purposes, all costs of research and development activities are expensed as incurred.

                                 CIMA LABS INC.

                         NOTES TO FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     Earnings (Loss) Per Share

     Basic earnings (loss) per share is computed by dividing income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing income (loss) by the weighted average number of common shares outstanding during the period, increased to include dilutive potential common shares issuable upon the exercise of stock options that were outstanding during the period. For loss periods, basic and diluted share amounts are identical, as the effect of potential common shares is antidilutive.

                                                                              SIX MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,                      JUNE 30,
                            -----------------------------------------    --------------------------
                               1997           1998           1999           1999           2000
                            -----------    -----------    -----------    -----------    -----------
                                                                                (UNAUDITED)
Numerator:
  Net income (loss).....    $(5,838,395)   $(3,187,479)   $(1,262,359)   $(1,183,959)   $   142,770
                            ===========    ===========    ===========    ===========    ===========
Denominator:
  Denominator for basic
    earnings (loss) per
    share -- weighted
    average shares
    outstanding.........      9,518,679      9,610,104      9,615,280      9,610,394     10,375,963
  Effect of dilutive
    stock options.......             --             --             --             --      1,017,403
                            -----------    -----------    -----------    -----------    -----------
Denominator for diluted
  earnings (loss) per
  share -- weighted
  average shares
  outstanding...........      9,518,679      9,610,104      9,615,280      9,610,394     11,393,366
                            ===========    ===========    ===========    ===========    ===========
Basic earnings (loss)
  per share.............    $      (.61)   $      (.33)   $      (.13)   $      (.12)   $       .01
Diluted earnings (loss)
  per share.............    $      (.61)   $      (.33)   $      (.13)   $      (.12)   $       .01

     Reclassifications

     Certain amounts presented in the 1998 and 1997 financial statements have been reclassified to conform to the 1999 presentation.

     Unaudited Interim Financial Statements

     The accompanying unaudited financial statements as of June 30, 1999 and 2000 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. These financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, which are considered necessary for fair presentation have been included. Operating results for the six month periods ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000. Interim financial information included in the accompanying footnotes is unaudited.

                                 CIMA LABS INC.

                         NOTES TO FINANCIAL STATEMENTS

3.  NOTES PAYABLE AND LONG-TERM DEBT

     Notes Payable

     The Company had a $2,000,000 bank line of credit payable on demand expiring July 14, 2000. Interest is paid at prime plus 2% (10.5% at December 31, 1999). The line was secured by accounts receivable and inventory. In May 2000, the Company terminated this bank line after repaying its obligations in full. The Company paid $24,000 in interest for the year ended December 31, 1998, $60,000 in interest for the year ended December 31, 1999 and $7,000 for the six months ended June 30, 2000.

     Long-Term Debt

     In December 1999, the Company entered into an agreement with one of its pharmaceutical partners whereby the Company received a loan of $3,500,000. Timing of the loan repayments is based upon royalties due to the Company from an affiliate of the lender that signed a license agreement with the Company in May 1999. The Company shall pay the lender 50% of any royalty amount due per the license agreement with the affiliate. The term of the loan is three years, unless the loan repayments based on the royalty amounts due to the Company have not yet covered the loan principal plus any unpaid interest. In such a case, the loan will be extended in annual increments. Interest is payable on the outstanding amount at LIBOR plus one half of one percent, accrues quarterly and is added to the then outstanding balance. The loan becomes payable in full upon the sale of the Company or a change in control, as defined in the agreement. If the loan becomes payable in full, the affiliate shall withhold 100% of the royalties due until the outstanding balance and any accrued interest are paid in full. The Company does not expect to have any repayment obligations to the lender before the second half of 2000. The Company paid approximately $120,000 in interest for the six months ended June 30, 2000.

4.  INCOME TAXES

     The Company's deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Significant components of deferred income taxes as of December 31, 1998 and 1999, and as of June 30, 2000 are as follows (in thousands):

                                                 YEAR ENDED DECEMBER 31,       SIX MONTHS
                                                 ------------------------    ENDED JUNE 30,
                                                    1998          1999            2000
                                                 ----------    ----------    --------------
                                                                              (UNAUDITED)
Deferred assets:
  Net operating loss.........................     $ 18,475      $ 18,731        $ 18,654
  Accrued vacation...........................           75            86              92
  Inventory reserve..........................           63           217              65
                                                  --------      --------        --------
                                                    18,613        19,034          18,811
Deferred liability:
  Depreciation and amortization..............          625           524             550
                                                  --------      --------        --------
Net deferred income tax asset................       17,988        18,510          18,261
Valuation allowance..........................      (17,988)      (18,510)        (18,261)
                                                  --------      --------        --------
Net deferred income taxes....................     $     --      $     --        $     --
                                                  ========      ========        ========

                                 CIMA LABS INC.

                         NOTES TO FINANCIAL STATEMENTS

4.  INCOME TAXES -- (CONTINUED)

     The Company may be subject to federal income taxes when operations become profitable. The Company's tax operating loss carryforwards of approximately $46 million may be carried forward to offset future taxable income, limited due to changes in ownership under the net operating loss limitation rules, and expire in the years 2001 to 2019.

5.  LEASES

     Operating Leases

     The Company leases office, research and development and manufacturing facilities in Brooklyn Park and Eden Prairie, Minnesota. The 75,000 square foot Eden Prairie facility houses the general and administrative offices and the manufacturing operation. The lease has an initial term expiring on June 1, 2009. The rent payments will be recalculated on June 1, 2001 and 2006, based on a market index. The Company has an option to extend the lease for one ten-year period. The Company also has the option to renew this lease for two additional five-year terms.

     Future minimum lease commitments for all operating leases with initial or remaining terms of one year or more are as follows:

Year ending December 31:
2000........................................................    $  629,160
2001........................................................       640,460
2002........................................................       459,030
2003........................................................       380,460
2004........................................................       380,460
Thereafter..................................................     1,902,300

     Rent expense of operating leases, excluding operating expenses, for the years ended December 31, 1997, 1998, and 1999 was $517,000, $519,000, $525,000,
respectively, and $262,000 and $262,000 for the six months ended June 30, 1999 and 2000, respectively.

     Capital Leases

     The Company has three leases between 48 and 60 months in length extending through 2003 with Norwest Equipment Finance, Inc. The deposit balance for the leases was $278,048 at December 31, 1999 and $125,963 at June 30, 2000,
respectively, and is reviewed on an annual basis each December and adjusted to the balance required to secure the assets being leased. Future minimum lease commitments for all capital leases with initial or remaining terms of one year or more are as follows:

Year ending December 31:
2000........................................................    $   90,499
2001........................................................        90,499
2002........................................................        75,644
2003........................................................         9,986
                                                                ----------
                                                                   266,628
Less lease interest:........................................       (35,483)
                                                                ----------
       Total................................................    $  231,145
                                                                ==========

                                 CIMA LABS INC.

                         NOTES TO FINANCIAL STATEMENTS

6. STOCK OPTIONS

     The Company has an Equity Incentive Plan (the "Plan") under which options to purchase up to 2,650,000 shares of Common Stock may be granted to employees, consultants and others. The Compensation Committee, established by the Board of Directors, establishes the terms and conditions of all stock option grants, subject to the Plan and applicable provisions of the Internal Revenue Code. The options expire ten years from the date of grant and are usually exercisable in annual increments ranging from 25% to 33% beginning one year from the date of grant.

     The Company also has a Directors' Stock Option Plan which provides for the granting of non-management directors of the Company options to purchase shares of Common Stock. The maximum number of shares with respect to the non-management directors plan which options may be granted is 410,000 shares.

     Shares available and options granted for the Equity Incentive Plan are as follows:

                                                            NON-                         WEIGHTED
                                 SHARES      INCENTIVE    QUALIFIED                      AVERAGE
                                AVAILABLE      STOCK        STOCK         TOTAL       EXERCISE PRICE
                                FOR GRANT     OPTIONS      OPTIONS     OUTSTANDING      PER SHARE
                                ---------    ---------    ---------    -----------    --------------
Balance at Dec. 31, 1996......   367,480      765,859      340,569      1,106,428         $6.27
  Granted.....................  (390,700)     292,604       98,096        390,700          5.89
  Forfeited...................   203,038     (166,575)     (36,463)      (203,038)         7.32
  Exercised...................        --     (149,217)     (42,751)      (191,968)         3.24
                                --------     --------     --------      ---------
Balance at Dec. 31, 1997......   179,818      742,671      359,451      1,102,122          5.71
  Granted.....................  (492,679)     101,428      391,251        492,679          4.47
  Reserved....................   400,000           --           --             --
  Forfeited...................   230,955     (156,259)     (74,696)      (230,955)         6.88
  Exercised...................        --       (2,000)          --         (2,000)         2.85
                                --------     --------     --------      ---------
Balance at Dec. 31, 1998......   318,094      685,840      676,006      1,361,846          5.08
  Granted.....................  (395,273)     330,596       64,677        395,273          6.51
  Reserved....................   250,000           --           --             --
  Forfeited...................   279,024     (126,641)    (152,383)      (279,024)         5.01
  Exercised...................        --      (30,087)          --        (30,087)         5.76
                                --------     --------     --------      ---------
Balance at Dec. 31, 1999......   451,845      859,708      588,300      1,448,008         $5.47
                                ========     ========     ========      =========
Exercisable:
  December 31, 1997                                                       506,460         $5.27
  December 31, 1998                                                       556,626         $5.21
  December 31, 1999                                                       649,137         $5.51

                                 CIMA LABS INC.

                         NOTES TO FINANCIAL STATEMENTS

6. STOCK OPTIONS -- (CONTINUED)

     The following table summarizes information about Equity Incentive Plan options outstanding at December 31, 1999:

                                                WEIGHTED
                                                 AVERAGE       WEIGHTED
                                                REMAINING       AVERAGE        NUMBER          WEIGHTED
          RANGE OF                NUMBER       CONTRACTUAL    OUTSTANDING    EXERCISABLE       AVERAGE
      EXERCISE PRICES           OUTSTANDING       LIFE           PRICE       AT 12/31/99    EXERCISE PRICE
      ---------------           -----------    -----------    -----------    -----------    --------------
$2.625 - $3.00..............       125,745      8.6 years        $2.77          14,419          $2.94
$3.01 - $4.00...............       254,625      8.0 years         3.79         237,300           3.88
$4.01 - $5.00...............       356,000      8.0 years         4.42         104,000           4.52
$5.01 - $7.00...............       312,033      6.0 years         5.81         162,168           5.83
$7.01 - $8.00...............        98,125      6.0 years         7.76          68,750           7.82
$8.01 - $10.1875............       301,480      8.0 years         9.79          62,500           9.02
                                 ---------                                     -------
$2.00 - $10.1875............     1,448,008      7.4 years        $5.47         649,137          $5.51
                                 =========                                     =======

     Shares available and options granted for Directors Stock Option Plan are as follows:

                                                                                            WEIGHTED
                                                                                 NON-        AVERAGE
                                                                               QUALIFIED    EXERCISE
                                                           SHARES AVAILABLE      STOCK      PRICE PER
                                                              FOR GRANT         OPTIONS       SHARE
                                                           ----------------    ---------    ---------
Balance at Dec. 31, 1996...............................        147,500          202,500       $7.93
  Granted..............................................        (56,070)          56,070        3.92
  Reserved.............................................         60,000               --          --
  Forfeited............................................             --               --          --
  Exercised............................................             --               --          --
                                                               -------          -------
Balance at Dec. 31, 1997...............................        151,430          258,570        7.06
  Granted..............................................        (37,860)          37,860        2.96
  Forfeited............................................             --               --          --
  Exercised............................................             --               --          --
                                                               -------          -------
Balance at Dec. 31, 1998...............................        113,570          296,430        6.54
  Granted..............................................        (40,960)          40,960        2.27
  Forfeited............................................          4,320           (4,320)       1.30
  Exercised............................................             --           (5,760)       1.30
                                                               -------          -------
Balance at Dec. 31, 1999...............................         76,930          327,310       $6.17
                                                               =======          =======

     Options to purchase 445,086 common shares are available for grant under the plans at June 30, 2000. At June 30, 2000 the weighted average remaining contractual life of outstanding options was 7.4 years and 903,219 were exercisable.

     Options outstanding under the plans expire at various dates during the period from March 2000 through December 2009. Exercise prices for options outstanding as of December 31, 1999, ranged from $2.6250 to $10.1875 per share. The weighted average fair values of options granted during the years ended December 31, 1997, 1998 and 1999 were $5.64, $4.36, and $3.71 respectively. The
Company issued warrants to purchase 189,801 shares of its Common Stock at $6.00 per share. Of these warrants, 77,506 were exercised during 1996 and 4,837 during 1997. The remaining 107,458 warrants have expired.

                                 CIMA LABS INC.

                         NOTES TO FINANCIAL STATEMENTS

6. STOCK OPTIONS -- (CONTINUED)

     The Company has elected to follow Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net loss and loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1998, and 1999 respectively; risk-free interest rates of 5.70%, 5.00%, and 5.50%; volatility factor of the expected market price of the Company's common stock of .682, .630, and .649; and a weighted-average expected life of the option of 5 years.

     In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options because the Company's employee stock options have characteristics significantly different from those of traded options and have vesting restrictions and because changes in the subjective input assumptions can materially affect the fair value estimates.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions.

     During the initial phase-in period, the effects of applying Statement 123 for recognizing compensation cost may not be representative of the effects on reported net loss or income for future years because the options in the Stock Option Plans vest over several years and additional awards will be made in the future.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                         1997       1998       1999
                                                        -------    -------    -------
Pro forma net loss (in thousands)...................    $(6,477)   $(4,240)   $(2,433)
Pro forma net loss per common share, basic and
  diluted...........................................    $ (0.68)   $ (0.44)   $ (0.25)

7.  DEFINED CONTRIBUTION PLAN

     The Company has a 401(k) plan (the "Plan"), which covers substantially all employees of the Company. Contributions to the Plan are made through employee wage deferrals and employer matching contributions. The employer matching contribution percentage is discretionary and determined each year. In addition, the Company may contribute two discretionary amounts; one to non-highly compensated individuals and another to all employees. To qualify for the discretionary amounts, an employee must be employed by the Company on the last day of the Plan year or have been credited with a minimum of 500 hours of service during the Plan year.

                                 CIMA LABS INC.

                         NOTES TO FINANCIAL STATEMENTS

7.  DEFINED CONTRIBUTION PLAN -- (CONTINUED)

     The 401(k) expense for the years ended December 31, 1997, 1998 and 1999, and for the six months ended June 30, 2000 was $29,000, $36,000, $38,000 and $30,000.

8.  EMPLOYMENT AGREEMENT

     The Company entered into an employment agreement with the current President and Chief Executive Officer in 1997 to continue in said position. The agreement includes provisions for compensation, stock options and bonuses based upon the achievement of certain performance targets. The current agreement expires on January 1, 2004.

9.  SUBSEQUENT EVENT

     In March, 2000, the Company completed a private placement of 1.1 million shares of common stock at $19 per share, before commissions and expenses. The offering provided approximately $19.4 million in net cash proceeds to the Company.

10.  SEGMENT INFORMATION -- MAJOR CUSTOMERS

     The Company has adopted the SFAS 131, Disclosures of an Enterprise and Related Information, in the year ended December 31, 1999. We operate within a single segment: the development and manufacture of fast-dissolve and enhanced-absorption oral drug delivery systems. Our revenues are comprised of three components: net sales of products utilizing our proprietary fast-dissolve technologies; product development fees and licensing revenues for development activities we conduct through collaborative agreements with pharmaceutical companies; and royalties on the sales of products we manufacture, which are sold by pharmaceutical companies under licenses from us. Less than 10 percent of our revenues are earned from activities conducted or products shipped outside the United States.

     Revenues as a percentage of total revenues from major customers are as follows:

                                                              FOR THE YEAR ENDED       SIX MONTHS
                                                                 DECEMBER 31,            ENDED
                                                             --------------------       JUNE 30,
                                                             1997    1998    1999         2000
                                                             ----    ----    ----    --------------
                                                                                      (UNAUDITED)
AstraZeneca..............................................     15%     26%     18%          11%
Bristol-Myers Squibb.....................................     57       8       4            3
N.V. Organon.............................................      -       2      25           20
Novartis.................................................     15      44      42           54
Schering-Plough..........................................      5      17       -            -
Other....................................................      8       3      11           12
                                                             ---     ---     ---          ---
       Total.............................................    100%    100%    100%         100%
                                                             ---     ---     ---          ---

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Summary..............................      1
Risk Factors.........................      4
Special Note Regarding Forward-
  Looking Statements.................     13
Use of Proceeds......................     14
Dividend Policy......................     14
Price Range of Common Stock..........     14
Capitalization.......................     15
Dilution.............................     16
Selected Financial Data..............     17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     19
Business.............................     23
Management...........................     36
Principal and Selling Stockholders...     38
Underwriting.........................     40
Legal Matters........................     42
Experts..............................     42
Where You Can Find Additional
  Information........................     42
Incorporation by Reference...........     42
Index to Financial Statements........    F-1

[CIMA LOGO]
2,950,000 SHARES

COMMON STOCK
DEUTSCHE BANC ALEX. BROWN

SG COWEN

FAHNESTOCK & CO. INC.
PROSPECTUS

NOVEMBER 1, 2000